5/12


05007864

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Highveld Steel & Vanadium

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 596 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/13/05

Annual Report 2004

82-5196

12-31-04
AR/S



HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED

Contents

Group salient information

for the year ended 31 December

		2004	2003
Revenue	Rm	**5 036**	3 702
Operating profit	Rm	**1 050**	85
Headline earnings	Rm	**866**	54
Basic earnings per share	cents	**757.8**	66.3
Headline earnings per share	cents	**880.8**	55.0
Dividends per share attributable to calendar year profits	cents	**440.0**	20.0
Special dividend from sale of Acerinox, S.A. shares	cents	**300.0**	–
Crude carbon steel production	tons	**922 477**	877 405
Total rolled product	tons	**674 013**	578 035
Vanadium slag production	tons	**67 587**	69 814
Manganese alloys production	tons	**152 160**	151 944
Ferrosilicon production	tons	**58 155**	55 453
Number of employees at year-end*		**3 804**	3 938
Gross revenue per man year*	R'000	**1 269.5**	919.7
Net cash generated by operations	Rm	**1 292**	296

Joint ventures excluded



69
116
225
66
119
26
258
55
881
96
97
98
99
00
01
02
03
04

Headline earnings (cents/share)



35
50
90
30
50
15
135
20
440
96
97
98
99
00
01
02
03
04

Ordinary dividends attributable to calendar profits (cents/share)



1 656
1 743
1 878
1 925
1 977
1 457
1 687
1 665
2 371
96
97
98
99
00
01
02
03
04

Net worth (cents/share)



314
390
521
498
636
668
947
920
1 270
96
97
98
99
00
01
02
03
04

Gross revenue per man year (R'000)

Group history

1957

In 1957 Minerals Engineering of Colorado opened a plant at Witbank designed to produce approximately 1.4 million kilograms of vanadium pentoxide annually. In November 1959 Anglo American Corporation of South Africa Limited acquired a two-third share in Minerals Engineering and in August 1960 the company's name was changed to Transvaal Vanadium Company (Proprietary) Limited.

1960

The Highveld Development Company Limited was established on 19 May 1960 to investigate the viability of processing titaniferous magnetite ore for the production of liquid pig iron and vanadium-bearing slag. In November 1964 the company embarked on a programme to build an integrated iron and steel works near Witbank. The name of the company was changed to Highveld Steel and Vanadium Corporation Limited ("Highveld") on 11 June 1965.

1966

Following the acquisition of the remaining shareholding of Transvaal Vanadium Company (Proprietary) Limited, this company, in August 1966, became a division of Highveld and the largest vanadium producer in the world. Another South African vanadium producer, Transvaal Alloys (Proprietary) Limited was acquired on 1 January 1994.

1976

In 1976 Highveld acquired a 65 per cent share in Transalloys (Proprietary) Limited. The remaining interest was acquired in 1985 and Transalloys now operates as a division of Highveld, producing manganese alloys.

1978

During 1978, Highveld acquired the total issued share capital of Rand Carbide Limited, which had been founded in 1918 in Germiston. The plant moved to Witbank in 1926 and Rand Carbide now operates as a division of Highveld, producing ferrosilicon and various carbonaceous products.

1985

The group acquired Rheem South Africa (Proprietary) Limited, a company involved mainly in the manufacture of drums, pails and crown closures, in 1985. It operated as a division of Highveld until it was sold partly effective from 1 January 2002 and the rest early 2003.

1991

In 1991, the group expanded its activities into stainless steel with the acquisition of the stainless steel operation of Middelburg Steel & Alloys (Proprietary) Limited in partnership with Samancor Limited resulting in the formation of the Columbus Joint Venture. The partners each sold a one-sixth share of the Joint Venture to the Industrial Development Corporation in 1993 and the new plant of Columbus Stainless started production in 1995. Highveld, with effect from 1 January 2002, disposed of 64 per cent of its interest in Columbus Stainless, thereby retaining a 12 per cent interest in Columbus and acquiring a 2.9 per cent interest in the share capital of Acerinox, S.A., a Spanish company listed on the Madrid stock exchange. Half the Acerinox, S.A. interest was sold on 7 January 2005.

1998

Hochvanadium Holding AG, a wholly owned subsidiary of Highveld, and its wholly owned subsidiary Hochvanadium Handels GmbH commenced business in Austria on 1 December 1998 for the purpose of processing and selling vanadium products.

2003

The Corporation acquired a 50 per cent shareholding in South Africa Japan Vanadium (Proprietary) Limited with a plant situated at the steel works which produces ferrovanadium specifically for the Japanese market.

| Directorate |



















1 **TE Jones** Chairman** 2 **AJ de Nysschen** Chief Executive Officer*** 3 **DD Barber**** 4 **E Barnardo***** 5 **I Botha**** 6 **L Boyd*** 7 **CB Brayshaw***
8 **CJ Colebank**** 9 **GG Gomwe**** 10 **A Harris**** 11 **L Matteucci***** 12 **NB Mbazima**** Alternate GF Young** 13 **DR Motsepe (Ms)***
14 **AJ Pienaar (Dr)***** 15 **BJT Shongwe***

**Independent **Non-executive ***Executive*

Executive Committee and administration

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15


1 E Barnardo Executive Director and General Manager, Mining, Iron, Steel, Production Services and Coal Procurement **2 H Cochius** Group Executive Human Capital and Organisation Development **3 AJ de Nysschen** Chief Executive Officer **4 A Diener** Company Secretary **5 SN Mafoane** Group Human Resources Manager (co-opted) **6 BK Marshall** Group Technical Executive, Mapochs, Iron and Steelmaking **7 L Matteucci** Executive Director and General Manager, Finance **8 AJS Nel** General Manager, Rand Carbide (co-opted) **9 EA Oehmen** Works Manager, Vanadium, SAJV and Vanadium Smelter **10 AJ Pienaar (Dr)** Executive Director and General Manager, Vanadium and Manganese Alloys Operations, Information Technology, Development and Projects **11 JB Price** Works Manager, Ironmaking (co-opted) **12 J Theiss** Manager, Group SHEQ **13 G van der Walt** Engineering Manager, Steelworks (co-opted) **14 SH van Niekerk** General Manager, Transalloys (co-opted) **15 JP Visagie** General Manager, Mills, Steel Sales and Marketing

Export markets

8 UK
9 Austria
10 Germany
11 Turkey
12 Iran
13 UAE
14 Saudi Arabia

23 India
24 Thailand
25 Singapore
26 Vietnam
27 Hong Kong
28 Taiwan
29 Korea
30 Japan



1
2
3
4
5
6
7
8
10
9
11
15
12
13
14
23
29
30
27
28
24
26
25
16
17
18
19
20
31
21
22
32

1 Canada
2 USA
3 Mexico
4 Colombia
5 Peru
6 Brazil
7 Argentina

15 Israel
16 Ghana
17 Nigeria
18 Uganda
19 Kenya
20 Tanzania
21 Madagascar
22 Mauritius

31 Indonesia
32 Australia

Strong performance will underpin our sustainable growth



Financial results

Headline earnings for the full year amounted to R866 million, compared with the previous year's R54 million. This is equivalent to 880.8 cents per share (2003: 55 cents per share). The profit attributable to Highveld shareholders was R745 million compared with R65 million in 2003. This was after a tax charge of R313 million (2003: R15 million).

The reporting period was characterised by very strong domestic and export markets leading to significantly improved demand and selling prices for Highveld's entire range of products. These improved conditions contributed to record revenues and profits.

Production costs were well controlled and cost savings of R264 million were achieved, resulting in substantially higher operating margins. Improved production levels were also achieved. As a consequence the Group operating profit increased to R1 050 million from R85 million in 2003.

The net cash inflow for the year was R569 million (R327 million net outflow in 2003). This resulted in a net cash and cash equivalents position of R146 million at year-end compared with net borrowings of R423 million at the end of 2003.

In view of the results achieved, the Board has decided to pay a final dividend of 320 cents (2003: 20 cents).

On 7 January 2005 the Corporation sold 3 866 666 Acerinox, S.A. shares for €11.20 per share being the 50 per cent of its holding in respect of which the lock-up had expired. The Board agreed to distribute the proceeds arising from this sale in the form of a special dividend of 300 cents.

The total dividends including the special dividend for the year will amount to 740 cents (2003: 20 cents).

Carbon steel

World crude steel production increased further in 2004, reaching a new record of 1.05 billion tons, up 11 per cent on the record of 945 million tons set in 2003. Once again, the strongest growth was recorded in China, with an increase of more than 23 per cent over 2003.

Strong Chinese demand for steel products resulted in raw material costs rising sharply in early 2004. This was exacerbated by steep increases in shipping costs, which in turn resulted in higher steel prices. Given the strong international and local demand levels, Highveld's steel output was at capacity for the full year.

Strong domestic sales were recorded, being 34 per cent up on 2003 and second only to the record sales of 2002. Consumption in South Africa was broad based and, with stocks apparently maintained at relatively low levels, it is expected that domestic steel consumption will be firm in 2005.

Vanadium

Prices for vanadium improved early during the first quarter of the year and reached an initial peak during June. Due to the emerging shortage of vanadium units in the market place, prices increased further



during the fourth quarter to levels last seen during 1989.

It is believed that the market is now benefiting from the full effect of the closure of uneconomic production facilities, together with increased consumption of vanadium in China. The shortage was further exacerbated by certain producers reporting extended maintenance shutdowns, which affected their output.

Vanchem operated all three of its kilns during the year with stoppages only for annual maintenance shutdowns, mainly for refractory repairs. A capital programme commenced in the kiln and oxides area aimed at upgrading plant and equipment, improving efficiencies and de-bottlenecking. Capital will also be spent to further enhance the environmental performance of the plant. The South Africa Japan Vanadium business continued to operate well, producing five grades of ferrovanadium for the Japanese market.



The global supply and demand fundamentals for the vanadium market have not changed significantly in recent months and it is anticipated that the strong demand for vanadium products will continue well into 2005.

Ferro-alloys

The year 2004 will be remembered for the sharp increases in ferro-alloy prices during the first quarter when prices rocketed to record levels, peaking during April. However, during the second quarter and continuing into the third and fourth quarters prices for silicomanganese as well as medium carbon ferromanganese reduced materially.

Production at Transalloys was satisfactory and all silicomanganese furnaces operated during the year. Major repairs to furnaces no. 5 and 7, including a full upgrade of the electrode columns on furnace no. 7, were carried out during the third quarter. Due to the improved market conditions, both medium carbon ferromanganese furnaces operated for most of the year. Substantial capital was spent during the year on furnace maintenance and refurbishment as well as on the replacement of the mobile fleet. Further furnace refurbishments are planned for 2005, which will improve furnace availability and efficiency of the operation.

Rand Carbide performed well during the year with steady demand for its main product, ferrosilicon. Demand for paste products did not meet expectations while sales of char products were variable.

Manpower

The changes in work methods continued as managers became more familiar and experienced with their new responsibilities. Significant progress was made with flexible working, particularly at artisan level. In most divisions, it is now the norm to find artisans who both operate and maintain equipment. To accompany the changes made and assist in the drive for continuous productivity improvement, a formal mechanism of performance appraisal was introduced for all employees from supervisory level and up. It was pleasing to note that manpower productivity improved by some 15 per cent in the steel works compared with 2003.

As reported last year, members of the dissolved internal medical aid scheme joined an external open scheme with effect from 1 January 2004. The transition in the main was smooth.

Steady progress was made with employment equity during 2004 taking Highveld's designated group representation in the management levels to 45 per cent. Statutory requirements in terms of the Employment Equity Act and Skills Development Act were completed timeously. Active steps to achieve increased black advancement at more senior levels, including a significant training programme, are continuing.

The Corporation spent R35.6 million during 2004 on training and development as well as tertiary bursaries and this represented 4.4 per cent of the direct labour costs for 2004. Current trainees at all levels make up 10 per cent of the Corporation's employment.

The Corporation's various bursary and training schemes continued to make a considerable contribution towards the attraction and development of talent in the organisation. At the end of 2004 a total of 379 employees were being developed as Engineers-In-Training, University Bursars, Technikon Trainees or Apprentices. Of these trainees 74 per cent are from the designated group. An even larger complement of trainees is envisaged for 2005 in pursuit of the Corporation's policy to bolster management levels from within the organisation.

Safety, health, environmental and quality

The Corporation deeply regrets having to report two fatalities, one an employee and one a contractor, during the year. Each and every incident is fully investigated and every possible action is taken to prevent a recurrence. The Corporation remains totally committed to a safe working environment and continuously updates its practices and systems aimed at this aspect of its business. This has resulted in the Group making commendable progress in reducing the lost time injury frequency rate ("LTIFR") by 27 per cent to 0.38 for the year.

The safety drive to reduce injuries in the work place included the implementation of a Behaviour Based Safety ("BBS") programme, which entailed the appointment of 22 BBS coaches and one BBS champion. Management at all levels is also expected to display Visible Felt Leadership, by regularly visiting the work areas and focusing on safe working practices. It is pleasing to report that, of the 16 divisions in the Group, six (2003: four) achieved a zero LTIFR for the year and of the remaining divisions, four achieved or did better than the target LTIFR of 0.30 for the year. The Group is targeting a LTIFR reduction of 45 per cent for 2005 to 0.21.

Following an initiative to increase HIV/AIDS awareness, and a thrust which commenced in 2003 to promote voluntary



counselling and testing ("VCT"), 54 per cent of the total work force of 3 804 employees had undergone VCT at year-end. A policy for administering anti-retroviral treatment ("ART") was put in place in 2003 and as at the 2004 year-end eleven employees were receiving ART.

To promote the wellness and health of Highveld employees, a wellness programme was introduced to encourage employees to lead healthier lifestyles. Furthermore, health topics are shared with employees monthly by means of literature and lectures and positive responses have been received from the workforce.

ISO 14001 surveillance audits were conducted by the certification authority within the Group and the certification of all divisions was maintained. Considerable work has been done to implement the OHSAS 18001 Safety Management System and integrate it with the other management systems.

The Group reduced water consumption by 2.1 per cent during the year. A five-year programme to achieve international best practice in emission control, waste management and water conservation has in principle been approved. The Group has also set an energy reduction target of 11.75 per cent over a ten-year period.

The Integrated Water and Waste Management Plan ("IWWMP") for the Steelworks was completed and submitted to the Department of Water Affairs and Forestry. The Department's approval of the Vanchem IWWMP is still awaited. The Environmental Impact Assessment ("EIA") process for the new Vanchem slimes dam was completed and the record of decision was issued by the Department of Environmental Affairs and Tourism. This dam will be constructed during the first quarter of 2005. The water and waste impact assessment commenced at Transalloys and on completion thereof, an IWWMP will be compiled for this division.

Regular liaison meetings were held in the various divisions with local community representatives and interested parties, to discuss environmental concerns. The discussions were open and frank feedback was given on existing programmes.

Black Economic Empowerment ("BEE")

During 2004, goods and services worth R300 million were purchased from a total of 128 black empowerment enterprises. A business development officer assists all BEE initiatives.

Further discussions continued with the communities located on the farm Aapjesboom, in Limpopo Province, to establish the viability of creating a small-scale mining operation. These discussions remained problematic due to a dispute between two community leaders in the area, which it is hoped will be resolved soon. A similar project is considered with the Madibaneng community on the farm Parys, also situated in Limpopo Province. The establishment of a handpicking operation at Mapochs mine is also being investigated with support from Anglo Zimele Empowerment Initiative Limited, whose aim is to invest in small businesses with the objective of creating wealth for previously disadvantaged communities.

Investments

After the sale of 3 866 666 shares the Corporation retains a holding of 1.45 per cent in Acerinox, S.A. which currently is worth R350 million. The Corporation also holds a 12 per cent shareholding in Columbus Stainless (Proprietary) Limited. Acerinox, S.A., a major stainless steel producer based in Spain with facilities in the European Union, United States and South Africa, is the controlling shareholder in Columbus.

The performance of both Acerinox, S.A. and Columbus showed improvement as a result of better conversion margins. Earnings of both companies were higher than those achieved in 2003. Columbus paid no dividend but dividends and share premium distribution amounting to R16 million were received from Acerinox, S.A. (2003: R17 million).

Capital

A number of medium sized capital projects which have been approved by the Board were still in progress at year-end. At 31 December 2004, the approved capital, which had not been spent, amounted to R314 million (2003: R188 million).

The draft five-year capital expenditure plan is being finalised for submission and approval by the Board. The first phase of the plan for the installation of a second ladle furnace in the steel plant for R85 million was approved in January 2005.

Outlook

Total steel consumption in 2005 is expected to be higher than in 2004, despite some slowing down in growth in China. With improved prospects for consumption in the EU and the USA, steel prices are expected to maintain acceptable levels.

The demand for vanadium in 2005 is likely to remain strong as a result of sustained world production and consumption of steel, as well as the trend to the use of more sophisticated micro-alloyed steels, particularly in China. It is pleasing to note that the significant oversupply, which existed for the last few years, has been corrected by the closures of two production facilities. Current industry capital expenditure will ensure that supply keeps up with demand.





Real interest rates in South Africa remain high. However, the reduction which took place in nominal rates during 2004, resulting in significant growth in the South African economy should ensure that local steel consumption remains at current levels. The extensive capital expenditure plans announced by the South African Government and the mining and chemical industries, as well as the infra-structural developments envisaged for the 2010 Soccer World Cup tournament should further support local demand for steel in the near future.

The strength of the South African currency has proved to be a major negative factor both to individual companies and to the growth of South African manufactured exports in the past three and a half years. It is expected that this will remain an inhibiting factor impacting on the growth of local steel consumption in the medium term.

Export steel prices are expected to remain firm in US dollar terms on the basis of strong demand and a weak dollar. Whether returns from export sales remain attractive will depend on the relative strength of the South African currency.

During 2004 a new reheat furnace was brought into operation at the structural mill as part of the continued attention to issues of improved plant performance and cost reduction. This will show benefits during the current year. Two furnaces must, however, be refurbished in the ironmaking division during the year, which will impact on iron production.

The volatility of the Rand relative to the major currencies of the world and the currencies of competitors in our products remains a key uncertainty affecting the prospects for the Group. On balance conditions going into 2005 remain favourable for the Group and, provided the Rand does not strengthen further against the Euro or the US dollar, it is expected that earnings will be similar to those achieved in 2004.

General

Mike Winstanley retired during the year and I thank him for his contribution to the Corporation's affairs during his ten years as a director. It is with pleasure that I welcomed Ian Botha and Godfrey Gomwe to the Board during the year. I look forward to their continuing contribution to the affairs of the Corporation.

The year 2004 will be remembered for the significant corrections which took place in both the vanadium and steel markets and which placed the Group in a position to focus on its operational performance and its longer term strategies. Good progress has been made in developing and implementing the plans that are needed to position the Group for the future. I thank André de Nysschen and all the employees for their efforts in taking advantage of these circumstances and delivering the record results.

TE Jones
Chairman

Witbank
8 February 2005

The safety of our people and our environment are prime concerns


KOMATSU

In accordance with the Corporation's vision to be a highly profitable metals company to provide long-term benefits to stakeholders and the communities within which it operates, the Corporation is committed to promote sustainable development and to create lasting benefits in all areas where it operates as well as in its interaction with all its stakeholders.

Sustainable development principles pose a challenge to:

- improve safety standards;
- improve the management of environmental and social risks;
- address HIV/AIDS;
- improve efficiencies and minimise waste;
- retain, develop and attract trained and talented staff;
- create value through its operations; and
- become a partner to the communities in which the Corporation operates.

Mining activities

Iron ore is supplied to the Corporation's Steelworks and Vanchem operations by its Mapochs mine. The life of mine, based on the existing mining authorisation, the method of mining (opencast) and at current production levels, is 16 years.

The Mineral and Petroleum Resources Development Act, 2002 vests all mineral rights in the State and provides for new mining rights of 30 years. All the Corporation's mineral rights fall within this category. Measures are afoot for a smooth conversion of the mineral rights to mining rights within the required five year period and particularly so to reduce the risk of the loss of rights to minerals.

The Corporation is also pursuing the acquisition of further mining rights for longer term supply.

Mine health and safety

Mapochs mine is situated near Roossenekal, and supplies the Corporation's Steelworks and Vanchem division with vanadium-bearing magnetite. The mine has to comply with the requirements of the Mine Health and Safety Act, 1996 ("the Act").

Spitskop quarry, a division of the Corporation, was sold to B & E Silica (Proprietary) Limited with effect from 1 January 2004. An agreement with this black empowerment company for the future supply of silica to the Corporation was also concluded.

Safety performance

The occupational injury statistics for 2004 in respect of Mapochs mine are as follows:

Lost time injuries	0
Total man-hours worked	623 583
Lost time injury frequency rate	0
Number of employees as at 31 December 2004	159

A collective agreement with the representative trade unions is in force for the mine.

Health performance

An annual medical report, as required in terms of Section 2(1)(c) of the Act, has



been completed by the occupational medical practitioner and the health statistics for 2004 in respect of the mine and the quarry are as follows:

	Mapochs mine	Spitskop quarry
Medical surveillance		
• Initial medical examinations	39	0
• Periodical medical examinations	173	0
• Exit medical examinations	28	17
Biological monitoring	1	0

Occupational medical surveillance was conducted and medical examinations were performed. The examinations included medical and occupational history, large chest x-rays, lung function testing, audiometry screening, vision screening, urine testing, physical examination, including height, weight and blood pressure. Contractor employees were encouraged to make use of the facility.

No employee of the Mapochs mine was found to be suffering from any of the diseases reflected in schedule 3 of the Compensation for Occupational Injuries and Diseases Act, 1993 and no employee was found to be suffering from diseases referred to in the Occupational Diseases in Mines and Works Act, 1973.

Worker education, the use of personal protective equipment and the focus of the occupational health programme on the prevention and early treatment of occupational diseases, ensure a healthy workforce.

Training

At Mapochs mine 46 employees attended first aid training, 23 employees attended general health and safety training and 96 underwent safety induction training. The environmental awareness course was attended by 67 employees.



The Safety, Health, Environmental and Quality Policy was reviewed during the year:

Policy statement

Highveld Steel and Vanadium Corporation Limited is known and respected as a world-class steel, vanadium and alloy producer, and strives to continuously improve its systems, processes and products in order to maintain this position. It is committed to the implementation and maintenance of a safety, health, environmental and quality management system that complies with national and international best practices and standards. Management, at all levels, throughout the Corporation is responsible and accountable for ensuring implementation and compliance with the aims and principles of this policy.

Aims

- To actively promote the safety and health of its employees and to conserve environmental resources;
- To consistently and cost effectively operate to international safety, health, environmental and quality standards;
- To actively prevent and/or mitigate adverse impacts on the safety and health of employees, the environment and quality of products and services;
- To demonstrate active awareness of the importance of occupational safety and health, environmental conservation and quality standards to all concerned;
- To interact with interested and affected parties including customers, suppliers, communities and government with regard to safety, health, the environment and quality; and
- To provide a framework for setting and reviewing safety, health, environmental and quality objectives and targets.

Principles

- Commitment, involvement and accountability;
- Competence, skills and training;
- Identification of hazardous activities, risk assessment and measurable controls relating to safety, health, the environment and quality;
- Corrective and preventative action to ensure optimal control;
- Performance measurement and evaluation;
- Stakeholders' engagement;
- Customer focus; and
- Continual improvement.

Management of the Corporation is committed to the pro-active prevention or minimising and control of all safety, health, environmental and quality risks and the continual improvement of the Corporation's performance in compliance with all applicable laws and regulations. As Chief Executive Officer, I commit myself and all Corporation employees to the achievement of this policy through active involvement in the continual improvement of safety, health, environmental and quality matters.



AJ de Nysschen
Chief Executive Officer

22 October 2004



  

Safety

Eliminating fatalities and injuries remains a priority of the Corporation and it remains totally committed to creating a safe work environment. Regrettably two fatalities occurred during 2004. The reduction of the lost time injury frequency rate ("LTIFR") from 0.54 in 2003 to 0.38 in 2004 is however proof of the serious attention safety is receiving. Occupational health and the identification of health hazards and associated risks and the elimination or management thereof through the use of personal protective equipment, receive focused attention.

Safety activities

External audits

No NOSA audits were conducted during 2004. It was decided to replace the NOSA system with the OHSAS 18001 safety management system. At the same time all the management systems (ISO 9001, ISO 14001 and OHSAS 18001) will be integrated into one management system.

Cast Iron Safety Rules

The Cast Iron Safety Rules are enforced in all the divisions and regular internal audits include auditing the knowledge and implementation of these rules. In the Visible Felt Leadership walks by managers knowledge of these rules are also tested. Some shortcomings have been identified and alternative training methods to improve the knowledge and implementation of the rules are being investigated.

An additional Cast Iron Rule number 7 was introduced, which deals with the construction and the modification of structures and buildings.

Highveld zero tolerance target zero ("HOTTO")

As part of Hotto's efforts to continuously promote safety in all divisions of the Corporation, a Hotto Club was established where employees are nominated members of the Club when an injury is prevented by the wearing of the required personal protective equipment ("PPE").

A Hotto game was also introduced where all employees within the Corporation play a bingo type game. A total of six winners were rewarded during the year.

The Millionaires Club was established for divisions that achieve 1 million LTI free hours. Seven divisions are part of the club and two divisions in the club achieved 2 million LTI free hours.

Behaviour Based Safety ("BBS")

A BBS champion and 22 BBS coaches were appointed during the fourth quarter of the year and appropriate training was provided. The purpose of these coaches is to identify unsafe and safe behaviour in the workplace and to coach employees to improve their safety behaviour.

Safety Awareness Days were held in April and October. During these well planned days employees were addressed on safety and motivated to work safely.

Visible Felt Leadership ("VFL")

As part of management's commitment to occupational safety, all senior managers were expected to conduct a number of VFL safety walks. Such walks include observing employees at work to determine safe and unsafe behaviour and to discuss safety issues to raise awareness and to correct unsafe behaviour. The observations are recorded in a database and statistics are generated to assist in determining the required focus. This process was expanded to divisional management.

Chief Executive Officer ("CEO")

The CEO included safety and health issues as part of his monthly brief to all employees throughout the Corporation. At both Safety Awareness Days held in April and October André de Nysschen made a personal pledge of his and his executive committee's commitment to safety.

Health and safety representatives

The incentive scheme introduced during 2003 proved to be successful and safety representatives were again rewarded for their participation in safety matters if they met the required standards. This scheme requires conformance to standards relating to training, monthly inspections, internal examinations and attendance of the monthly divisional SHEQ meetings in their respective divisions.

"Near Hit" competition

The "Near Hit" competition continued during 2004 in an effort to continuously improve the safety standards within the Corporation. A total of 640 near hits were reported for the year.

Personal Protective Equipment ("PPE")

Normal PPE requirements are reviewed on a monthly basis through the standardisation committee to ensure that employees receive the best quality PPE.

Management continuously evaluates the effectiveness of PPE for special applications. A trial on alternative flame retardant overalls was conducted at the various divisions. The overalls did not meet the Corporation's standard and were rejected.

Communication

Safety Flashes about issues affecting safety that occurred, were frequently communicated to the employees during the year. A total of 68 Safety Flashes and a total of 102 Hotto messages were circulated during the year.

Incentive bonus scheme

The annual bonus scheme was amended during 2004 and awards are impacted by additional measures including occupational safety.

SHE training

A total of 78 supervisors attended the Safety, Health and Environmental Management ("SHEMAN") course presented at the Corporation.

The SHEMAN course is also made available to contractors and a total of


Fatalities (1967 – 2004)
Highveld
Contractors



60 contractor employees attended during the year.

A new visual training method for induction, Cast Iron Safety Rules and other selected SHE training courses will be implemented in the first quarter of 2005.

Safety overview 2004

- Safety performance

  Regrettably two fatalities were recorded for the year (one contractor and one Highveld employee).



- Million hours lost time injury ("LTI") free achievements

  The Group twice achieved 1 million hours without an LTI during 2004. The following divisions achieved 1 million hours without an LTI during 2004:

  - Engineering Services (two million hours)
  - Ironmaking
  - Mapochs Mine (two million hours)
  - Metallurgical Division
  - Production Services
  - Rand Carbide
  - Steel Plant

- Zero lost time injury frequency rate ("LTIFR") achievements

  The following six divisions achieved a zero LTIFR for 2004:

  - Administration
  - Human Resources
  - Mapochs Mine
  - Metallurgical Division
  - Production Services
  - South Africa Japan Vanadium (Proprietary) Limited

Environmental

ISO 14001 environmental management systems

TÜV Rheinland conducted ISO 14001 certification audits at all divisions throughout the year. Both the Steelworks and Mapochs mine were added to the list of certificated divisions. Rand Carbide, Transalloys and Vanchem retained certification.

Atmospheric emissions

The average emission abatement equipment availability for the Corporation during 2004 was 98.52 per cent against a target of 98 per cent. The one per cent CO_2 reduction objective was achieved for the year. The Corporation continued its support for and active involvement in the activities and actions of various environmental bodies and forums. These include the Mpumalanga Air Pollution Control Liaison Committee ("APOLCOM"), the National Association for Clean Air ("NACA") and South African Iron and Steel Institute ("SAISI").

The concerted effort to minimise perceived environmental impacts by the Corporation continued during 2004. The following improvements were made:

- The rebuilding of electrostatic precipitator no. 3 at the Steel plant at a cost of R15 million.
- The installation of a cyclone at kiln no. 1 at Vanchem to improve the bag house performance at a cost of R1.6 million.
- Upgrading of the furnace no. 5 bag house at Transalloys.
- Dust collectors were installed inside and outside the Rand Carbide premises to determine the levels of particulate fall-out in the surrounding area.

Some of the major projects planned in terms of the environmental continuous improvement programme include, *inter alia*, the following:

- The rebuilding of the kiln no. 1 electrostatic precipitator and automation of kiln operation and control inputs at the Ironmaking division in order to reduce particulate emissions.
- Rebuilding of two electrostatic precipitators at the Steel plant.
- Scrubbing of ammonia from the Hivox and de-ammoniator stacks at Vanchem.
- Improving of low-level pollution control on furnaces D, E and F at Rand Carbide.
- Investigation of methods to reduce stoker particulate emissions at Rand Carbide.
- Packing hall and tippler gas extraction (R1 million and R2.5 million respectively), raw material handling transfer point dust suppression (R0.98 million) and provision of Gascor gas for ladle and launder drying (R4.5 million) at Transalloys. The pelletising plant of Transalloys will also be upgraded and will be fitted with a bag filter for dust collection.

Biodiversity and land use

Biodiversity lies at the core of sustainable development, and along with water and energy, biodiversity will be one of the focal points in the Corporation's environmental efforts in 2005.

A biodiversity study was conducted at the Steelworks by Anglo Technical Division during January 2005. Biodiversity Action Plans ("BAPs") for the remaining divisions (Vanchem, Mapochs mine, Rand Carbide and Transalloys) will be drafted during the first half of 2005. The proposed BAPs for all divisions need to be divided into areas that are impacted by our operations, areas of land under our direct control that will not be affected by our operations and areas outside of our control that will be affected by our operations.

The rehabilitation of 60 hectares of land at Mapochs mine is a high priority during 2005.

Water and waste management

Water consumption

The overall water reduction target of 10 per cent set for the Corporation for 2004 was not met. A saving of 2.1 per cent was however achieved. A target of a minimum 5 per cent reduction in primary water consumption was set for 2005.





Integrated Water and Waste Management Plan ("IWWMP")

The IWWMP for the Steelworks was finalised and submitted to the Department of Water Affairs and Forestry for approval.

The Vanchem IWWMP was approved in principle by the Department of Water Affairs and Forestry during 2004. Several action plans were listed in the IWWMP for implementation in 2005. These include the construction of a new slimes dam, storm water dam and control of seepage. The environmental impact assessment process on the new slimes dam was completed and the Department of Environmental Affairs and Tourism issued a record of decision in terms of the relevant legislation.

An environmental impact assessment process has commenced at Transalloys and on completion thereof, an IWWMP will be compiled for this division. Discussions were also held with the Department of Water Affairs and Forestry for the closure, and rehabilitation of the main disposal site at Rand Carbide.

Further continuous improvement initiatives (estimated costs reflected) for 2005 include:

- Steelworks
  - Separation of storm water from process water including control dams (R40 million)
  - Rehabilitation of the phenol dam (R5.5 million)
- Rand Carbide

  A water reservoir will be built for strategic water supply for a one day period should the town supply to the works fail (R1.5 million).
- Vanchem
  - New storm water dam and trench (R40 million)
  - Development of a seepage catchment system (R5 million)
  - New slimes dam and slime thickener (R30 million)
- Transalloys
  - Oil separation plant (R1.1 million)
  - Closed water-cooling circuits on furnaces no. 1 to 4 (R6.5 million).

Energy management

The Corporation did not meet the target of 2.5 per cent reduction in energy from 2003. A reduction target of 11.74 per cent has been set over the next 10 years.

Open days

The Corporation values the opinions of the entire community and accordingly registers and addresses environmental related complaints. Open days are held in all divisions at least annually to grant members of the community and interested parties the opportunity not only to discuss their concerns, but also to be informed of actions taken and planned to address their concerns.

Conclusion

A five-year programme is in place for the Group to achieve international best practices regarding emission control, waste management and water and energy conservation. Measures will be put in place to ensure compliance with new legislation such as the Air Quality Act of 2004 and SANS 1929 of 2004.

Work continued on the IWWMPs in accordance with the requirements of the Department of Water Affairs and Forestry to obtain licences in terms of the National Water Act, 1998.

The Department of Environmental Affairs and Tourism raised concerns regarding emissions in some divisions. Programmes to address these concerns were implemented, some of which will require capital expenditure.

Liaison is being maintained and discussions are held with the Department of Water Affairs and Forestry and the Department of Environmental Affairs and Tourism on a regular basis. These two departments focus closely on perceived environmental issues and matters raised are addressed on an ongoing basis.

Health

A wellness co-ordinator was appointed from AFROHC (Afrox Occupational Health Care). The wellness programme included awareness campaigns on sun safety, nutrition, general health, mental illness and breast cancer.

The initiative to increase HIV/AIDS awareness continued during 2004 to promote voluntary counselling and testing ("VCT"). Despite the target not being reached, 54 per cent of the workforce had been tested by 31 December 2004. It is hoped that 80 per cent of the total workforce will submit themselves for VCT during 2005.

The Occupational Hygiene function remained outsourced to specialists.

Social responsibility

The Corporation afforded financial assistance, as well as assistance in kind, in its areas of operation to various social, welfare and community organisations. The Corporation maintained its social responsibility drive with the focus on education, health and security during the year under review. An amount of R1 million in total was donated to educational institutions, whether in cash or in kind. Rewards based on performance were introduced to reward secondary schools that excelled in the matric results. The awards were made in respect of improvements and for overall results achieved. The White Rose Hospice received financial assistance amounting to R400 000. In Roossenekal a property was renovated according to requirements of the provincial Department of Health and is leased to them at a nominal rental to







house a clinic to serve the community. A number of public benefit organisations assisting in the field of HIV/AIDS awareness were also supported.

The community engagement plan which was implemented in 2003 focusing on improving the relationship with the communities in close proximity to the Corporation's operations was revised in 2004. Community projects applying for support were assessed in accordance with the following principles: mutual respect, active participation, long-term commitment, mutual benefit and sustainability. The objectives not achieved during 2004 will be reviewed and will be progressed if found still to be complying with the laid down principles.

The Community Liaison Committee held two meetings with community representatives and also attended the open days at the satellite divisions as well as the Interested and Affected party meetings held during the EIA process at Vanchem.

Human resources

Employment equity continued to receive attention during 2004. The divisional committees for human resources development played a major role in facilitating discussions with all stakeholders. The Employment Equity Committee appointed by the Board continues to monitor progress on a quarterly basis. The committee met four times during 2004. A new employment equity manager was appointed and reports to the committee.

Skills development progressed satisfactorily. All grant payments in terms of the MERSETA arrangements were paid to the Corporation during the period under review following the lodgement of the statutory submissions.

Property

During the year the Corporation sold 17 residential properties of which 16 were sales to employees. The Corporation also sold one sectional title unit and eight residential stands in Witbank, in terms of the Corporation's assisted home-ownership scheme. A total of 18 residential stands, four sectional title units, as well as one residential property were sold to external purchasers.

Full details of properties are available for inspection at the registered office of the Corporation on request.

Committed to maintaining highest ethical standards



Principles of corporate governance and structures

The Board confirms its commitment to achieving high standards of Corporate Governance based on local and international acceptable corporate practice. This includes commitment to the King Report on Corporate Governance for South Africa, published in March 2002 (King II Report) and the previously published King I Report.

The Board considers that it complies in all material respects with the Code of Corporate Practices and Conduct embodied in these reports.

As provided for in the King II Report, the Board in 2003 adopted a Board Charter, the material terms of which are reflected below.

The Board affirms its responsibility for the adoption of strategic plans, monitoring of operational performance and management.

The directors recognise and are satisfied that the need to conduct the affairs of the Corporation and the Group with integrity and in accordance with generally accepted corporate practice has been met. During 2004 the Corporation reviewed its Business Code of Ethics which applies equally to all directors and employees. This code requires all to maintain the highest ethical standards ensuring that the Corporation's business practices are conducted in a manner which is at all times above reproach. The Corporation also maintains principles of good corporate citizenship as endorsed by Anglo American plc. The principles are also enforced in the Corporation's relationship with its contractors and suppliers.

The Board consists of a minority of executive directors, a majority of non-executive directors and a minority of independent directors. Nominations for potential new directors are referred to the Nomination Committee for evaluation. The need for sufficient independent non-executive directors and the demographics of South Africa are considered by the Nomination Committee.

The roles of Chairman and Chief Executive Officer are separate with a clear division of responsibilities; Mr TE Jones is the non-executive Chairman and Mr AJ de Nysschen is the Chief Executive Officer.

The directors are responsible for the preparation and integrity of the annual financial statements of the Group and other information in this report which has been prepared in accordance with South African Statements of Generally Accepted Accounting Practice.

The directors are furthermore responsible for the system of internal accounting control used by the Corporation and the Group. These systems and controls are designed to provide reasonable assurance regarding the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of the assets.

The Corporation maintains an internal audit department which functions independently to appraise, examine and evaluate the Group's systems and internal controls. The scope of the internal audit function is to



review the reliability and integrity of financial information, the systems of internal control and the means of safeguarding assets. The department reports its findings to the Audit Committee.

Based on information and explanations provided by management, the internal audit department and the report of the external auditors on the results of their audit, the directors assess on a regular basis whether the internal accounting controls are adequate to ensure that the financial



records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

In preparing the financial statements, the Group has used appropriate accounting policies and has complied with all applicable accounting standards. The directors are of the opinion that the financial statements fairly represent the financial position of the Group at 31 December 2004. The directors are also of the opinion that the Group will continue as a going concern in the year ahead.

In terms of the Corporation's Articles of Association Messrs DD Barber, I Botha, L Boyd, CB Brayshaw, GG Gomwe, TE Jones, Dr AJ Pienaar and Ms DR Motsepe are required to retire at the forthcoming Annual General Meeting. All retiring directors are eligible and present themselves for re-election.

Details of each of these retiring directors are set out on pages 39 to 41.

Board Committees

The Board is assisted by five sub-committees namely, the executive, audit, remuneration, nomination and employment equity committees.

The *Executive Committee* is authorised to exercise all of the powers conferred upon the directors by the Articles of Association of the Corporation in force from time to time or any power conferred upon them by the Companies Act in force from time to time to allow the Corporation's business to be managed effectively, with the exception of the powers which are expressly reserved for the Board. Any matters which exceed the powers and responsibilities conferred upon this committee are reserved for the Board. In particular, the Executive Committee is responsible for:

- implementation of strategies and policies of the Corporation;
- managing the business and affairs of the Corporation;
- prioritising and allocation of capital (for final Board approval), technical and human resources;
- establishing best management practices and functional standards;

- senior management appointments and monitoring the performance of senior management; and
- maintaining a Group-wide system of internal control to manage all Group risks. This system supports the Board in discharging its responsibility for ensuring that the wide range of risks, associated with the Corporation's operations are effectively managed in support of the creation and preservation of shareholder wealth.

Public communications on the affairs of the Corporation are dealt with by executive management and such persons authorised by the Executive Committee. The Board may by exception decide to communicate directly, in which case only the Chairman should make such communication.

The Audit Committee's main functions are to:

- examine the annual and interim financial statements and the accompanying reports to the shareholders before submission to the Board;
- review corporate governance statements relating to audit and risk management;
- review announcements of annual and interim financial results or other announcements regarding the Corporation's results or other financial information to be made public;
- review and monitor the effectiveness and integrity of the Corporation's financial reporting and internal financial control;
- review the effectiveness for identifying, assessing and reporting all significant business risks;
- make recommendations to the Board and to oversee the process of appointment, removal and retention of external auditors;
- develop and implement a formal policy on engagement of external auditors for the provision of non-audit purposes;
- approve the terms of reference of the internal audit functions and monitor the effectiveness of the Corporation's internal audit functions; and
- consider whether the mandate, organisation, resourcing and standing of the internal audit functions are appropriate.

The Audit Committee of the Board consisted of Messrs DD Barber *(non-executive director)*, CB Brayshaw *(chairman and independent director)* and I Botha *(non-executive director)*. Messrs AJ de Nysschen *(chief executive officer)* and L Matteucci *(financial officer)* are invited to attend meetings. The Committee met three times during the year with the management of the Corporation and the external and internal auditors to review the interim financial information, the financial statements and accounting policies, the effectiveness of management systems and internal controls, the effectiveness of the internal audit function and to discuss the external auditors' findings.

To comply with good corporate governance requirements the incumbent audit partner retired and was replaced by another Deloitte & Touche partner.

A fraud policy was approved and implemented during 2004 to document the response to any business irregularities and to assist the Corporation to comply with its responsibilities with regard to good corporate governance. A fraud register was put in place, as well as two internal fraud reporting lines and an external independent toll free hot line.



The *Nomination Committee* is responsible for selecting, screening and nominating potential directors for appointment to the Board. The Nomination Committee consists of Messrs TE Jones *(non-executive director)*, DD Barber *(non-executive director)*, CB Brayshaw *(independent director)* and GG Gomwe *(non-executive director)*.

The *Remuneration Committee* of the Board consists of Messrs DD Barber *(chairman and non-executive director)*, CB Brayshaw *(independent director)* and GG Gomwe *(non-executive director)*. Mr AJ de Nysschen, the Chief Executive Officer, is invited as determined from time to time by the chairman of the Committee to attend meetings. The Committee met three times during the year.

The responsibilities of the Committee are included on pages 26 to 28.

The *Employment Equity Committee* consists of Messrs GG Gomwe *(chairman and non-executive director)*, BJT Shongwe *(independent director)*, E Barnardo *(executive director)*, AJ de Nysschen *(chief executive officer)* and Ms DR Motsepe *(independent director)*.

The Employment Equity Committee is responsible for ensuring that an employment equity programme is developed in the Group and that strong support is given to its implementation within the Corporation's various divisions, subsidiary companies and associates. The programme's objective is to create an organisational culture, structures and processes which seek to support the development of people and the optimisation of their potential. The programme forms part of the business plans of the Corporation and the Committee is responsible for enforcing, monitoring and auditing development and progress.

Risk management

The Board recognises that it is ultimately responsible for risk management and monitoring. The Executive Committee is delegated with the responsibility of implementing, enforcing and monitoring risk management measures. The Audit Committee is delegated the responsibility to monitor and report on financial risks.

The Board's policy on risk management encompasses all significant business risks to the Group, including operational risk which could undermine the achievement of business objectives. There is clear accountability for risk management, which is a key performance area of line managers throughout the Group. Managers are supported in giving effect to their risk responsibilities through sound policies and guidelines on risk and control management. Continuous monitoring of risk and control processes, across fourteen significant risk areas, provides the basis for regular and exception reporting to management, the Executive Committee and the Board.

The effectiveness of risk management is reviewed annually by the Board. The Board takes into account material changes and trends in the risk profile and considers whether the control system, including reporting, adequately supports the achievement of the risk management objectives.

During the course of the year the Board considered the Group's responsiveness to changes within its business environment and material inadequacies in systems of control. The Board is satisfied that there is an ongoing process, which has been operational since 1 January 2000, for identifying, evaluating and managing the significant risks faced by the Group.

Remuneration report

Our business is people driven



Role of the Remuneration Committee and terms of reference

The Remuneration Committee is responsible for considering and making recommendations to the Board on:

- the Corporation's general policy on executive and senior management remuneration;
- the specific remuneration packages for executive directors of the Corporation including, but not limited to, basic salary, performance based short- and long-term incentives, pensions and other benefits;
- the operation of the Corporation's share options scheme; and
- annual salary and wage adjustments.

Membership of the Remuneration Committee

The Committee consisted of the following non-executive directors for the period under review, namely Messrs DD Barber *(chairman)*, GG Gomwe and CB Brayshaw *(independent)*.

The Chief Executive Officer of the Corporation attends Committee meetings by invitation and assists the Committee in its deliberations except when issues relating to his own compensation are discussed. No director is involved in deciding his or her own remuneration. The Committee met three times during 2004.

Remuneration policy

Principles of executive remuneration

The Corporation's remuneration policy is formulated to attract and retain high calibre executives and motivate them to develop and implement the Corporation's business strategy in order to optimise long-term shareholder value creation. It is the intention that this policy should conform to best practice standards. The policy is framed around the following key principles:

- total rewards will be set at levels that are competitive within the relevant market;
- total incentive based rewards will be earned through the achievement of demanding performance conditions consistent with shareholder interests over the short-, medium- and long-term;
- incentive plans, performance measures and targets will be structured to operate soundly throughout the business cycle; and
- the design of long-term incentives is prudent and does not expose shareholders to unreasonable financial risk.

Elements of executive director remuneration

Executive director remuneration comprises the following four principal elements:

- base salary and other benefits;
- annual bonus plan;



- share option scheme; and
- retirement benefits

The Committee seeks to ensure an appropriate balance between the fixed and performance related elements of executive director remuneration and between those aspects of the package linked to short-term financial performance and those linked to longer term shareholder value creation. The Committee considers each element of remuneration relative to the market and takes into account the performance of the Corporation and the individual executive director in recommending quantum and design.

The policy relating to each component of remuneration is summarised below:

Base salary and other benefits

The base salary of the executive directors is subject to annual review and is set to be competitive at the median level with reference to external market price in similar companies, which are comparable in terms of size, market sector, business complexity and international scope. Corporation performance, individual performance and changes in responsibilities are also taken into consideration when determining annual base salaries.

Executive directors are entitled to the provision of a car allowance, medical aid, death and disability insurance and wellness club membership. The provision of these benefits is considered to be market competitive in South Africa for executive director positions.

Annual bonus

All executive directors are eligible to participate in an annual bonus plan, with payment levels based on corporate and individual performance. Bonus potentials are set on an individual basis each year and are not to exceed 40 per cent of base salary for the Chief Executive Officer as well as for other executive officers. The bonus plan is non-contractual and not pensionable. The Committee retains the discretion to make adjustments to bonuses earned at the end of the year on an exceptional basis, taking into account both Corporation performance and the overall and specific contribution of individual executive directors to the Corporation's success. Occupational safety performance is a specific key performance indicator in the bonus plan.

The other performance measures for the annual bonus plan include measures of corporate (and, where applicable, divisional) performance, as well as the achievement of specific individual objectives. The corporate element is based upon stretching production and profitability targets, and as stated is reduced by failure to achieve safety targets. The Committee reviews measures annually, after consultation with the CEO, to ensure that the measures and targets set are appropriate given the economic context and the performance expectations for the Corporation.

Share Option

The scheme has been dormant and limited new options have been issued since July 1998. The Committee has now directed that an alternative to the Share Option Scheme be investigated for further consideration by the Committee.

Retirement schemes

Executive directors participate in contributory defined contribution retirement schemes established by the Corporation.

Remuneration report (continued)

Proposals for new long-term incentive plans

The Committee has directed that a long-term incentive plan be formulated for executive directors and other Executive Committee members of the Corporation and once approved by the Committee, Board and shareholders, it is expected that this plan will be implemented in 2005. The Chief Executive Officer of the Corporation participates in the following Anglo American plc incentives, namely the Executive Share Appreciation Scheme ("ESAS"), the Long-Term Incentive Plan ("LTIP"), the Deferred bonus plan and the Executive shareholding targets.

The other executive directors participate in Anglo's LTIP plan for which the Corporation bears the costs.

Other matters affecting remuneration of directors

External appointments

Executive directors are not permitted to hold external directorships or offices without approval of the Board. If approved, they may retain the fees payable from such appointment.

Non-executive directors

The Board, in reviewing non-executive directors' fees annually, makes recommendations to shareholders in the light of fees payable to non-executive directors for comparable companies and the importance attached to the retention and attraction of high calibre individuals as non-executive directors. Levels of fees are also set by reference to the responsibilities taken by the non-executive directors in chairing the Board and its committees. The Committee has recommended further investigation into current levels of directors' fees and at the forthcoming general meeting shareholders of the Corporation will be requested to approve such changes to directors' fees as may be recommended.

Directors' fees

For 2004, each of the directors received directors' fees at the rate of R75 000 per annum (2003: R25 000). The Chairman received an additional sum of R40 000 per annum (2003: R5 000).

Employees

During 2004 the Committee also determined interim salary adjustments for employees outside the bargaining unit and ensured that these were market related. The review date for this category was also moved from July to January with approval by the Committee. The Committee also considered and approved the parameters for the 2004 profit sharing incentive scheme for all employees. The Committee considered and approved a staff attraction and retention strategy policy for the purpose of attracting and retaining identified key individuals to/in the employ of the Corporation.





The table below provides an analysis of the emoluments paid to executive and non-executive directors of the Corporation:

Emoluments paid to executive and non-executive directors

	Salary and benefits R'000	Retirement benefits R'000	Bonuses R'000	Directors' fees R'000	Fees as chairman R'000	Audit, Remuneration and Employment Equity committee R'000	Directors' emoluments paid through Highveld income statement R'000	Gain on long-term incentive plan R'000	Gain on share options exercised R'000	Total emoluments R'000
Executive directors										
TE Jones**	1 628	117	264	75	–	–	2 084	2 009	122	4 215
AJ de Nysschen	1 889	252	144	75	–	15	2 375	–	–	2 375
E Barnardo	1 040	165	71	75	–	15	1 366	964	368	2 698
L Matteucci	1 107	182	64	75	–	–	1 428	945	–	2 373
AJ Pienaar	1 072	171	32	75	–	–	1 350	588	280	2 218
M Winstanley (retired on 31 March 2004)	406	38	31	19	–	–	494	564	415	1 473
	7 142	925	606	394	–	30	9 097	5 070	1 185	15 352
Non-executive directors										
TE Jones	–	–	–	–	40	–	40	–	–	40
L Boyd*	–	–	–	75	–	–	75	–	–	75
CB Brayshaw*	–	–	–	75	–	69	144	–	–	144
DR Motsepe*	–	–	–	75	–	10	85	–	–	85
BJT Shongwe*	–	–	–	75	–	5	80	–	–	80
DD Barber	–	–	–	75	–	57	132	–	–	132[A]
I Botha	–	–	–	62	–	27	89	–	–	89[A]
GG Gomwe	–	–	–	62	–	45	107	–	–	107[A]
CJ Colebank	–	–	–	75	–	–	75	–	–	75[A]
A Harris	–	–	–	75	–	–	75	–	–	75[A]
NM Mbazima	–	–	–	75	–	–	75	–	–	75[A]
	–	–	–	724	40	213	977	–	–	977
	7 142	925	606	1 118	40	243	10 074	5 070	1 185	16 329

**Independent*

***TE Jones ceased to be an executive director on 30 April 2004*

[A]Fees ceded to Anglo Operations Limited

Salary and benefits include cash, medical contributions, car allowance and entertainment allowances. Other than as disclosed above, no other management, consulting, technical, or other fees/benefits were paid, directly or indirectly, by any third party or the Corporation itself to the directors. Retirement benefits include provident fund contributions.

Share options

Executive directors also participate in the Corporation's share option scheme, which is designed to recognise the contributions of senior staff to the growth in the value of the Corporation's equity. Within the limits imposed by the Corporation's shareholders, options are allocated to the directors and senior staff in proportion to their contributions to the business as reflected by their seniority. The options, which are allocated at the middle market price ruling on the trading day prior to the date of allocation, vest after stipulated periods and are exercisable up to a maximum of 10 years from the date of allocation.

The equity compensation benefits of executive directors are set out below:

Highveld Steel share option scheme for executive directors

Director's name	Balance of share options as at 1 Jan 2004	Number of share options allocated during the year	Number of share options exercised during the year	Date exercised	Balance of share options as at 31 Dec 2004	Exercisable number of shares	Allocation price R	Earliest exercisable date
TE Jones	36 000	–	6 000	7 Oct 2004	**30 000**	30 000	28.75	14 Aug 2000
AJ de Nysschen	–	75 000	–	n/a	**75 000**	15 000	18.00	24 Jun 2006
						15 000	18.00	24 Jun 2007
						15 000	18.00	24 Jun 2008
						30 000	18.00	24 Jun 2009
E Barnardo	52 500	–	7 500	2 Apr 2004	**20 000**	20 000	28.75	14 Aug 2000
			10 000	21 Apr 2004				
			15 000	6 Aug 2004				
L Matteucci	62 500	–	–	n/a	**62 500**	20 000	28.75	14 Aug 2000
						2 500	10.50	2 Feb 2000
						2 500	10.50	2 Feb 2001
						2 500	10.50	2 Feb 2002
						5 000	10.50	2 Feb 2003
						6 000	12.50	6 Jul 2000
						6 000	12.50	6 Jul 2001
						6 000	12.50	6 Jul 2002
						12 000	12.50	6 Jul 2003
AJ Pienaar	39 000	–	12 500	17 Aug 2004	**20 000**	20 000	28.75	14 Aug 2000
			6 500	17 Aug 2004				
M Winstanley	57 500	–	12 500	31 Aug 2004	**35 000**	20 000	28.75	14 Aug 2002
(Retired on 31/03/04)			10 000	18 Oct 2004		5 000	12.50	6 Jul 2002
						10 000	12.50	6 Jul 2003
	247 500	75 000	80 000		**242 500**	242 500		



Highveld Steel share option scheme for executive directors (continued)

Gains on share options exercised by executive directors

Director's name	Number of share options exercised during the year	Allocation price R	Exercise price R	Gain on share options (net of cost) R'000
Executive directors				
TE Jones	6 000	10.50	31.01	122
E Barnardo	6 000	10.50	21.65	67
	1 500	10.50	22.00	17
	8 524	12.50	23.35	92
	1 476	12.50	22.00	14
	15 000	12.50	24.46	178
				368
AJ Pienaar	12 500	10.50	26.00	193
	6 500	12.50	26.00	87
				280
M Winstanley	12 500	10.50	27.50	211
	10 000	12.50	33.09	204
				415
	80 000			1 185

Anglo American plc schemes

Anglo American plc operates a share option scheme and executive directors of Highveld Steel and Vanadium Corporation Limited are eligible to participate in it in accordance with the scheme rules. Grants of options are made annually. Options are not granted at a discount and are not pensionable. Highveld absorbs the cost for these options.

Options are normally exercisable, subject to the satisfaction of the performance condition, between three and 10 years from the date of grant.

In addition to the Highveld share option scheme, the executive directors also participate in the Anglo American plc share option scheme:

Directors' name	Balance of share options at 1 Jan 2004	Number of share options allocated during the year	Date of allocation	Balance of share options at 31 Dec 2004	Weighted average price	Earliest exercisable date
TE Jones	243 400	–	n/a	35 200	R45.25	8 Dec 2003
				52 800	R45.25	10 Dec 2002
				3 600	R45.25	14 Aug 2003
				3 600	R45.25	5 Dec 2002
				9 200	R45.25	14 Aug 2002
				4 300	£6.975	24 Jun 2002
				25 700	£6.975	25 Jun 2002
				30 000	£7.655	Not vested*
				32 000	£10.025	Not vested*
				22 000	£11.50	Not vested*
				25 000	£9.28	Not vested*
AJ de Nysschen	–	20 000	3 Jan 04	20 000	£13.43	Not vested*
E Barnardo	19 500	–	n/a	2 500	R45.25	14 Aug 2003
				17 000	R45.25	10 Dec 2003
L Matteucci	37 500	–	n/a	3 500	R45.25	14 Aug 2002
				5 800	R45.25	14 Aug 2003
				14 900	R45.25	10 Dec 2002
				13 300	R45.25	10 Dec 2003
AJ Pienaar	48 000	–	n/a	1 800	R45.25	14 Aug 2002
				1 800	R45.25	14 Aug 2003
				22 300	R45.25	10 Dec 2002
				22 100	R45.25	10 Dec 2003
M Winstanley	26 800	–	n/a	2 300	R45.25	14 Aug 2002
(Retired on 31 March 2004)				4 500	R45.25	14 Aug 2003
				6 700	R45.25	10 Dec 2002
				13 300	R45.25	10 Dec 2003
	375 200	20 000		395 200		

**These options are subject to achieving certain performance criteria*



Long-term incentive plan

Executive directors became entitled in 2002, 2003 and 2004 to receive shares in Anglo American plc subject to the achievement of certain performance criteria over a three year period. Awards are conditional upon the satisfaction of performance criteria that foster shareholder wealth creation and that are within the executive directors' scope of influence.

Two performance measures were selected: the first based on the Anglo American plc total shareholder return relative to a weighted group of international natural resource companies and the second based on an underlying operating measure that focuses on raising the Group's return on capital employed in the medium term.

Director's name	Number of shares conditionally awarded	Date of award
TE Jones	7 000	22 April 2002
AJ de Nysschen	15 000	25 March 2004
E Barnardo	6 900	22 April 2002
	8 100	11 April 2003
	6 250	25 March 2004
L Matteucci	6 900	22 April 2002
	8 100	11 April 2003
	6 250	25 March 2004
AJ Pienaar	4 300	22 April 2002
	8 100	11 April 2003
	6 250	25 March 2004

Deferred share bonus plan

The chief executive officer was eligible in 2002 to participate in an annual bonus plan based on the achievement of short-term performance targets set. This director was eligible to receive shares in Anglo American plc for a minimum value of 50 per cent of the bonus (after tax) or, at their election, 100 per cent. If these shares are held for a minimum of three years, Anglo American plc will match on a one-for-one basis and conditional upon the executive directors' continued employment.

Director's name	Number of shares	Date of award
TE Jones	662	1 January 2002

Ten-year review

for the year ended 31 December

	2004 Rm	2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm	1998 Rm	1997 Rm	1996 Rm	1995 Rm
CONSOLIDATED INCOME STATEMENTS										
Revenue	**5 036**	3 702	4 012	4 428	4 522	3 477	3 783	3 424	2 705	2 535
Profit/(loss) before taxation	**1 058**	80	362	(724)	56	(112)	294	101	67	261
Taxation (charge)/credit	**(313)**	(15)	(122)	241	32	168	(77)	10	2	(61)
Profit/(loss) attributable to Highveld shareholders	**745**	65	240	(483)	88	56	217	111	69	200
Headline earnings	**866**	54	252	25	116	64	219	111	65	199
CONSOLIDATED BALANCE SHEETS										
Assets										
Property, plant and equipment	**1 194**	1 126	1 088	1 693	2 528	2 579	2 585	2 465	2 469	2 268
Available-for-sale investments	**654**	912	911	24	11	11	12	17	19	21
Investments held for sale	**350**	–	–	–	–	–	–	–	–	–
Investment held until maturity	**50**	–	–	–	–	–	–	–	–	–
Current assets	**1 481**	1 121	1 299	2 264	1 949	1 744	2 179	1 478	1 321	1 201
Total assets	**3 729**	3 159	3 298	3 981	4 488	4 334	4 776	3 960	3 809	3 490
Equity and liabilities										
Shareholders' equity	**2 337**	1 629	1 649	1 422	1 928	1 874	1 827	1 696	1 581	1 511
Non-current liabilities	**312**	385	535	915	1 183	1 350	1 672	1 321	1 411	1 108
Current liabilities	**1 080**	1 145	1 114	1 644	1 377	1 110	1 277	943	817	871
Total equity and liabilities	**3 729**	3 159	3 298	3 981	4 488	4 334	4 776	3 960	3 809	3 490
Net cash inflow/(outflow)	**569**	(327)	401	53	(39)	(424)	443	176	(39)	(314)
Attributable earnings per share – basic (cents)	**757.8**	66.3	245.9	(494.3)	90.8	58.2	222.8	115.0	73.6	218.6
Headline earnings per share (cents)	**880.8**	55.0	258.4	25.9	118.6	66.1	225.3	115.9	68.8	216.2
Dividends per share – attributable to calendar year profits (cents)	**440.0**	20.0	135.0	15.0	50.0	30.0	90.0	50.0	35.0	90.0
Dividend cover (times)	**1.7**	3.3	1.8	1.7**	1.8	1.9	2.5	2.3	2.1	2.4
Net worth (cents/share)	**2 371.01**	1 664.6	1 687.4	1 457.1	1 976.8	1 925.3	1 877.7	1 742.8	1 656.3	1 627.0
Ordinary shares in issue ('000)	**98 553**	97 914	97 736	97 591	97 558	97 345	97 309	97 302	95 449	92 847

***Based on headline earnings*

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
CONSOLIDATED BALANCE SHEETS *(continued)*										
Current ratio (%)	**1.74**	0.98	1.17	1.38	1.42	1.57	1.71	1.47	1.62	1.38
Quick ratio (%)	**1.24**	0.54	0.65	0.9	0.92	1.01	1.28	0.94	0.92	0.60
Short-term borrowings to shareholders' equity (%)	**4.2**	25.4	3.7	37.5	23.6	18.5	13.2	11.5	11.2	11.0
Net cash and cash equivalents/(Net borrowings) to shareholders' equity (%)	**6.3**	(26.0)	(5.9)	(35.0)	(28.6)	(27.3)	(4.8)	(31.4)	(44.8)	(44.3)
Total liabilities to shareholders' equity (%)	**55.3**	93.8	100.0	164.1	108.6	105.0	126.6	110.8	115.3	107.0
Number of employees at year-end	**3 804***	3 938*	4 192*	4 729*	4 829*	5 157*	5 808*	6 458*	6 533*	6 956*
Gross revenue per man year (R'000)	**1 269.5***	919.7*	946.6*	667.5*	636.3*	497.7*	521.3*	390.4*	313.8*	311.5*
Total steel revenue (Rm)	**2 663**	1 985	2 195	1,660	1 593	1 124	1 420	1 460	1 204	1 148
Gross value of exports (Rm)	**2 559**	1 935	1 856	2,504	2 775	1 958	2 185	1 735	1 287	1 226
Percentage of revenue	**50.8**	52.3	46.3	56.6	61.4	56.3	57.8	50.7	47.6	48.4
PRODUCTION (TONS)										
Total ore mined	**2 307 404**	2 092 136	2 235 229	2 357 560	2 624 485	2 044 500	2 329 860	2 382 200	2 037 725	2 180 850
Hot metal	**837 026**	792 759	831 125	849 554	866 642	715 103	911 299	915 075	829 214	888 605
Vanadium slag	**67 587**	69 814	74 395	73 666	70 372	57 652	69 649	70 673	60 846	70 401
Manganese alloys	**152 160**	151 944	170 099	154 159	157 143	140 310	119 323	150 099	117 388	162 802
Ferrosilicon	**58 155**	55 453	59 049	54 159	55 629	54 560	60 568	53 859	53 266	58 722
Carbonaceous products	**98 439***	94 125*	91 607*	89 395*	91 750*	85 631*	103 562*	100 277*	97 443*	119 112*
Continuously cast blocks:	**922 477**	877 405	951 921	935 760	947 588	797 489	984 680	1 027 431	932 935	1 005 461
– blooms	**334 375**	288 565	370 266	376 931	400 124	384 533	397 644	424 522	388 008	424 014
– slabs	**457 179**	410 477	438 615	399 845	431 213	378 566	432 233	439 617	401 239	416 707
– billets	**130 923**	178 363	143 040	158 984	116 251	34 390	154 803	163 292	143 688	164 740
Rolled products (tons):	**674 013**	578 035	701 087	653 723	711 743	657 761	721 888	756 135	680 313	747 822
– billets	**-**	–	–	2 426	–	–	–	–	–	–
– sections	**281 743**	236 016	313 083	312 815	339 970	322 901	339 786	370 299	331 302	365 964
– plate	**181 144**	164 877	186 996	208 520	158 458	152 577	192 956	212 159	187 480	185 572
– coils	**211 126**	177 142	201 008	129 962	213 315	182 283	189 146	173 677	161 531	196 286

**Joint Ventures excluded*

Value added statements

for the year ended 31 December

	2004		2003	
	Rm	**Percentage of revenue**	Rm	Percentage of revenue
Revenue	**5 036**	**100**	3 702	100
Materials and services purchased	**2 887**	**57**	2 775	75
Value added	**2 149**	**43**	927	25
Interest and investment income received	**44**	**1**	44	1
Total wealth created	**2 193**	**44**	971	26

	Rm	**Percentage of total wealth distributed**	Rm	Percentage of total wealth distributed
Applied as follows:				
To remunerate employees				
Salaries, wages, benefits, etc.	**754**	**34**	692	71
To reward providers of capital	**179**	**8**	144	15
Distributions to shareholders	**138**	**6**	88	9
Interest paid	**41**	**2**	56	6
To maintain and expand the group	**947**	**44**	120	12
Depreciation	**340**	**16**	143	15
Retained profit/(loss) for the year after distribution to shareholders	**607**	**28**	(23)	(3)
To pay government				
Taxation	**313**	**14**	15	2
Total wealth distributed	**2 193**	**100**	971	100
Payments made or owing to government				
Value added taxes levied on purchases of goods and services	**464**		402	
Regional Service Council levies	**9**		7	
Rates and taxes paid to local authorities	**2**		1	
Normal companies taxation	**279**		255	
Secondary taxation on companies	**10**		12	
	764		677	
Additional amounts collected by the group on behalf of the government				
Value added tax and other duties charged on turnover	**384**		263	
Employees' tax deducted from remuneration paid	**146**		109	
	530		372	

Contents

Improved demand and selling prices for [illegible] entire range of products contributed to record revenues and profits

| Directors' report |

The annual financial statements were approved by the Board on 15 March 2005.

The directors have pleasure in submitting the financial statements of the Corporation, together with the Group financial statements of the Corporation and its subsidiaries, for the year ended 31 December 2004. These are presented on pages 38 to 77 of the report.

Distributions to shareholders

The interim dividend no. 58 of 120 cents per share was paid on 6 September 2004 and a final dividend no. 59 of 320 cents per share and a special dividend no. 60 of 300 cents per share have been declared and are payable in the currency of the Republic of South Africa on 7 March 2005 to shareholders registered at the close of business on 4 March 2005.

The salient dates of the declaration and payment of the final and special dividend dates are as follows:

Last date to trade to qualify for dividend	Friday, 25 February 2005
Ex-dividend on the JSE Securities Exchange South Africa	Monday, 28 February 2005
Record date	Friday, 4 March 2005
Payment date of dividends	Monday, 7 March 2005

Share certificates may not be de-materialised or re-materialised between Monday, 28 February 2005 and Friday, 4 March 2005, both days inclusive.

The Corporation and its subsidiary companies

Highveld Steel and Vanadium Corporation Limited is a subsidiary of Anglo South Africa Capital (Proprietary) Limited, whose interest amounts to 79.49 per cent of the total issued share capital of the Corporation. Its ultimate holding company is Anglo American plc, a company incorporated in England and Wales.

In its integrated Steelworks and various divisions, the Group produces steel, vanadium products, ferro-alloys and carbonaceous products. Ore for the Steelworks and the Highveld Vanadium and Chemicals division is obtained from the Corporation's own mine. The works are situated in the Witbank area and the mine is situated in the Roossenekal area, both in Mpumalanga.

The Corporation is the holding company of the following wholly owned subsidiary:

Hochvanadium Holding AG *(processing and sale of vanadium products)*. Attributable profits from subsidiary companies amounted to R118 million after tax (2003: R33 million).

The contributions by the various segments of the Group are as shown in the segmental graph.

Segmental revenue


23%
77%

■ **Steel and vanadium** □ **Ferro-alloys**

Resolutions

Although not required due to the deeming provision of Section 270 (2) of the Companies Act, 1973, as part of the Company's continued commitment to improved corporate governance, shareholders are requested to confirm the appointment of the external auditors, who will hold office until the 2006 annual general meeting. The directors support the re-appointment of Deloitte & Touche.

The authorised share capital of the Corporation is R140 000 000, divided into 139 990 000 ordinary shares of R1 each and 1 000 000 variable rate redeemable cumulative preference shares of 1 cent each.

Full details of the authorised, issued and unissued share capital of the Corporation at 31 December 2004 are set out in note 16 to the annual financial statements, where particulars are also given of the Corporation's Share Option Scheme.

In terms of the Companies Act, 1973, the general authority granted to the directors for the issue of shares (other than those to be issued in terms of a specific authority) expires on the date of the following Annual General Meeting. Shareholders, therefore, will be asked to consider an ordinary resolution at the forthcoming Annual General Meeting placing under the control of the directors the then remaining unissued ordinary shares not required for the purpose of the Share Option Scheme and the unissued preference shares.

Article 73 presently states:

"73. Save as provided by the proviso hereto or until otherwise determined by the Company in general meeting by ordinary resolution, the directors shall be paid out of the funds of the Company by way of remuneration for their services a fee at the rate of R7 500 per annum each, and the Chairman shall in addition to his remuneration as a director be paid a further sum at the rate of R2 500 per annum, provided that the directors shall have the power to increase the fees payable in terms of this article up to R15 000 per annum in the case of each director plus further sums of up to R5 000 per annum in the case of the Chairman. The remuneration payable in terms of this article shall accrue from day to day and shall be paid as soon as convenient after the end of each calendar quarter. *Amended by Ordinary Resolution on 5 May 2000:* Directors' fees maxima increased to R25 000 per annum plus additional R5 000 per annum in case of the Chairman and minimum directors' fee R16 500 per annum. *Amended by Ordinary Resolution on 7 May 2004:* Directors' fees maxima increased from R25 000 per annum to R75 000 per annum and in the case of the Chairman an additional sum increased from R5 000 per annum to R40 000 per annum."

The directors' fees were increased in 2004 to R75 000 per annum and the additional fee for the chairman increased to R40 000 per annum. To enable the fees to be increased in future, it is necessary to increase the maximum provided for in Article 73, and it is proposed to shareholders to increase the maximum for directors' fees to R100 000 per annum and the maximum for the additional fee for the chairman to R50 000 per annum.

Directorate

The names of the directors and the alternate directors in office at the date of this report are reflected on page 3.

Messrs I Botha and GG Gomwe were appointed non-executive directors of the Corporation with effect from 5 March 2004. Mr M Winstanley retired as a director of the Corporation with effect from 31 March 2004.

The directors retiring at the Annual General Meeting in accordance with the Articles of Association of the Corporation are Messrs DD Barber, I Botha, L Boyd, CB Brayshaw, GG Gomwe and TE Jones, Dr AJ Pienaar and Ms DR Motsepe. These directors are all eligible and offer themselves for re-election.

The curriculum vitae of the directors standing for re-election are as follows:

1. David Duncan Barber (52)

CA, FCA (England and Wales), EDP (Wits), AMP (Harvard)

David spent 20 years with the Anglovaal Group and was Executive Director Finance at the time of its unbundling. In 2002 after a short tenure as Chief Financial Officer at Fedsure Holdings, he joined the Anglo American Corporation of South Africa Limited as Finance Director.

He is a director of Anglo American Corporation of South Africa Limited and Anglo American Platinum Corporation Limited and also

2. **Ian Botha** (33)
   Head of Finance: Anglo Ferrous Metals & Industries
   BCom, CA(SA)

   Ian joined Anglo American Corporation of South Africa Limited in 1996 and after a short tenure with Lazard (Australia) in 2001 he rejoined Anglo American plc in 2001 as Vice President: Corporate Finance. He took up his current position in December 2003.

   He is also a director of Boart Longyear Limited and the Tongaat-Hulett Group. Ian sits on the Divisional Board of Scaw Metals and is an alternate director of Samancor Limited and Zimbabwe Alloys Limited. He serves on the Anglo Ferrous Metals and Industries Executive Committee.

3. **Leslie Boyd** (67)
   Chart.Eng, Fellow of the Institute of Met (UK), Companion of The Institute of Management (UK)

   Leslie is a non-executive Chairman of Datatec Limited and Imperial Holdings Limited, non-executive director of ABSA Group Boards, Acerinox, S.A., Aspen Pharmaceutical Holdings Limited, Sun International Holdings Limited and the Tongaat-Hulett Group.

   He is a retired Executive Vice Chairman of Anglo American plc and Deputy Chairman of Anglo American Corporation of South Africa Limited.

4. **Colin Bertram Brayshaw** (69)
   Chartered Accountant (SA), FCA (England and Wales)

   Colin was a partner of various firms which today comprise Deloitte & Touche. During the last years in practice he was the managing partner of Deloitte & Touche followed by being its Chairman.

   Currently he serves as non-executive director on the boards of Coronation Investment and Trading Limited (Chairman), AECI Limited, Anglogold Ashanti Limited, Anglo Platinum Corporation Limited, Datatec Limited, Johnnic Holdings Limited, Johnnic Communications Limited and serves as either chairman or a member of all the above companies' audit committees.

5. **Godfrey Gregory Gomwe** (49)
   Chartered Accountant (Zimbabwe), Masters degree in Business Leadership (Unisa)

   Godfrey is the Chief Strategy Officer and Executive Director of Anglo American Corporation of South Africa Limited and has oversight over Anglo American Corporation Zimbabwe, as Executive Chairman. He is also Chairman of Anglo Zimele, the business development unit for SMEs in Anglo. Godfrey is a member of the Anglo American Operation's Committee (OPCO) and serves on the Anglo Base Metals, Coal and Ferrous Metals and Industries Executive Committees. He is a member of various listed and unlisted boards in Zimbabwe and South Africa.

6. **Trevor Edward Jones** (63)
   BSc (Mech. Eng.) (University of Natal) 1962, MBL (Unisa) 1976

   Trevor was employed at ESKOM (1963 – 1968) and Highveld Steel and Vanadium Corporation Limited (1968 – 2004) where he was the Chief Executive Officer for the last 13 years.

   Previously he served on the boards of Columbus Joint Venture, Columbus Stainless (Proprietary) Limited, Rheem Packaging, Samancor, Transalloys and Zimbabwe Alloys.

   He is currently a director of Huletts Aluminium.

7. **Daphne Ramaisela Motsepe** (47)
Baccalareus Rationis (University of the North), MBA (De Montfort University, UK)

Daphne was amongst others Deputy Managing Director and Business Loans Manager, Get Ahead Foundation; Regional Finance Executive, National Sorghum Breweries, General Manager, Emalahleni, National Sorghum Breweries; Group Compensation & Benefits Manager, Engen and Executive Director, Women's Development Banking. She served the SA Post Office Group in different capacities and is currently Managing Director of Postbank and Managing Director – Postbank, SA Post Office Group.

8. **Allit Johan Pienaar** (58)
BSc (Eng) Elec, 1969, MSc (Eng) Elec, 1973, PhD (RAU)

Johan was awarded an Anglo American Scholarship in 1966. He obtained BSc (Eng) Elec (1969) in electrical engineering and MSc (Eng) Elec (1973) in electrical control systems. In 1980 he completed a PhD through RAU in association with a number of overseas universities.

Johan started his career with Highveld Steel and Vanadium Corporation Limited on 8 December 1969. He has a Government Certificate of Competency Factories Electrical and is a registered professional engineer.

The frequency of Board meetings is determined by the Board, but the Board endeavours to meet at least quarterly.

Attendance of Board and Committee meetings during 2004 by directors was as follows:

	Board		Audit Committee		Remuneration Committee	
Directors	**A**	**B**	**A**	**B**	**A**	**B**
DD Barber	5	4	3	2	3	3
E Barnardo	5	4				
I Botha*	4	3	3	3		
L Boyd	5	1				
CB Brayshaw	5	4	3	3	3	2
CJ Colebank	5	4				
AJ de Nysschen	5	5				
GG Gomwe *	4	4			3	3
A Harris	5	3				
TE Jones	5	5				
L Matteucci	5	5				
NB Mbazima	5	4				
DR Motsepe (Ms)	5	3				
AJ Pienaar (Dr)	5	5				
BJT Shongwe	5	4				
M Winstanley**	1	1				

Notes:

A: Indicates the number of meetings which the director could have attended

B: Indicates the number of meetings actually attended

**Directors appointed during 2004*

- *I Botha appointed as non-executive director with effect from 5 March 2004*
- *GG Gomwe appointed as non-executive director with effect from 5 March 2004*

***Director retired during 2004*

- *M Winstanley retired as director with effect from 31 March 2004*

Directors' report (continued)

Directors' shareholdings

At 31 December 2004 the present directors beneficially held a total of 12 712 ordinary shares and held unexercised options to acquire a total of 242 500 ordinary shares in the Corporation. They also held in a non-beneficial capacity 400 shares.

Highveld shares held by directors	2004	2003
E Barnardo	**5 000**	
E Barnardo	**100***	100
L Boyd	**7 712**	7 712
TE Jones	**100***	100
L Matteucci	**100***	100
AJ Pienaar	**100***	100

**Non-beneficial shareholding*

Subsequent events

On 7 January 2005, 3 866 666 Acerinox, S.A. shares whose lock-up had expired on 5 January 2005 were sold. The price achieved was €11.20 per share. The net proceeds to Highveld amounted to €43.3 million.

The remaining 3 866 666 shares have been hedged at an average rate of €11.5011 per share. Highveld remains exposed to currency movements on the Euro proceeds accruing in 2007.

Financial statements

The annual financial statements which appear on pages 38 to 77 were approved by the Board of Directors on 15 March 2005 and were signed on its behalf.



TE Jones
Chairman

Report of the independent auditors

To the members of Highveld Steel and Vanadium Corporation Limited

We have audited the annual financial statements and group annual financial statements of Highveld Steel and Vanadium Corporation Limited set out on pages 38 to 77 for the year ended 31 December 2004. These financial statements are the responsibility of the Corporation's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Corporation and the Group at 31 December 2004 and the results of its operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.



Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
8 February 2005

Compliance statement by Company Secretary

The company secretary of Highveld Steel and Vanadium Corporation Limited certifies that the Corporation has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date in respect of the financial year ended 31 December 2004.



Ms A Diener
Company Secretary

Income statements

for the years ended 31 December

	Notes	GROUP 2004 Rm	GROUP 2003 Rm	CORPORATION 2004 Rm	CORPORATION 2003 Rm
CONTINUING OPERATIONS					
Revenue		**5 036**	3 675	**4 665**	3 398
Operating profit		**1 050**	82	**910**	56
Interest and investment income received		**44**	44	**118**	43
Interest paid		**41**	56	**40**	57
Profit before taxation		**1 053**	70	**988**	42
Taxation charge		**311**	12	**289**	17
Profit after taxation		**742**	58	**699**	25
DISCONTINUED OPERATIONS					
Revenue		**–**	27	**–**	27
Operating profit		**–**	3	**–**	3
Profit before disposal of discontinued operations		**–**	3	**–**	3
Profit on disposal of discontinued operations	5	**5**	7	**5**	7
Profit before taxation		**5**	10	**5**	10
Taxation charge		**2**	3	**2**	3
Profit after taxation		**3**	7	**3**	7
TOTAL OPERATIONS					
Revenue	2	**5 036**	3 702	**4 665**	3 425
Operating profit	3	**1 050**	85	**910**	59
Interest and investment income received	4	**44**	44	**118**	43
Interest paid		**41**	56	**40**	57
Profit before disposal of discontinued operations		**1 053**	73	**988**	45
Profit on disposal of discontinued operations	5	**5**	7	**5**	7
Profit before taxation		**1 058**	80	**993**	52
Taxation charge	6.1	**313**	15	**291**	20
Profit attributable to Highveld shareholders		**745**	65	**702**	32
Reconciliation of headline earnings					
Profit attributable to Highveld shareholders		**745**	65	**702**	32
Add/(less) after tax effect of:					
Profit on disposal of discontinued operations	5	**(3)**	(5)	**(3)**	(5)
Loss/(profit) on disposal and scrapping of property, plant and equipment	9.2	**124**	(6)	**124**	(6)
Headline earnings		**866**	54	**823**	21
Earnings per share – cents	7				
Basic		**757.8**	66.3		
Basic – diluted		**750.6**	65.4		
Headline		**880.8**	55.0		
Headline – diluted		**872.4**	54.3		

Balance sheets

for the years ended 31 December

	Notes	GROUP 2004 Rm	GROUP 2003 Rm	CORPORATION 2004 Rm	CORPORATION 2003 Rm
ASSETS					
Non-current assets					
Property, plant and equipment	9.1	**1 194**	1 126	**1 157**	1 086
Interest in subsidiaries and joint ventures	10	**–**	–	**4**	31
Available-for-sale investments	12.1	**654**	912	**650**	908
		1 848	2 038	**1 811**	2 025
Current assets					
Investments held-for-sale	12.1	**350**	–	**350**	–
Investments held-to-maturity	12.2	**50**	–	**50**	–
Inventories	13	**537**	508	**491**	491
Trade and other accounts receivable	14	**586**	425	**518**	371
Cash and cash equivalents and interest bearing deposits	15	**358**	188	**327**	185
		1 881	1 121	**1 736**	1 047
Total assets		**3 729**	3 159	**3 547**	3 072
EQUITY AND LIABILITIES					
Capital and reserves					
Issued capital and premium	16	**570**	560	**570**	560
Distributable reserves		**1 597**	990	**1 519**	955
Retained profit after proposed dividend		**1 282**	970	**1 204**	935
Proposed final dividend	8	**315**	20	**315**	20
Non-distributable reserves	17.3	**170**	79	**168**	76
Shareholders' equity		**2 337**	1 629	**2 257**	1 591
Non-current liabilities					
Deferred taxation	18	**100**	76	**100**	76
Long-term liabilities	19	**212**	309	**212**	309
		312	385	**312**	385
Current liabilities					
Trade and other accounts payable	21	**633**	578	**581**	530
Provisions	22	**153**	151	**153**	151
Taxation		**197**	1	**175**	–
Short-term loans	15	**97**	415	**69**	415
		1 080	1 145	**978**	1 096
Total equity and liabilities		**3 729**	3 159	**3 547**	3 072
Net cash and cash equivalents/(net borrowings)	15	**146**	(423)	**143**	(426)

Cash flow statements

for the years ended 31 December

	Notes	GROUP		CORPORATION	
		2004	2003	**2004**	2003
		Rm	Rm	**Rm**	Rm
Cash flows from operating activities					
Cash generated by operations	23.1	**1 388**	208	**1 246**	181
Interest and investment income received	4	**44**	44	**118**	43
(Utilised)/generated (to increase)/ from decrease in working capital	23.2	**(140)**	44	**(101)**	86
Net cash generated by operations		**1 292**	296	**1 263**	310
Interest paid		**(41)**	(56)	**(40)**	(57)
Taxation paid	23.3	**(93)**	(287)	**(92)**	(287)
Cash available from/(used by) operations		**1 158**	(47)	**1 131**	(34)
Net distributions to shareholders	23.4	**(128)**	(86)	**(128)**	(86)
Net cash inflow to/(outflow from) operating activities		**1 030**	(133)	**1 003**	(120)
Cash flows from investing activities					
Replacement of property, plant and equipment		**(421)**	(209)	**(421)**	(176)
Increase in investments		**(50)**	–	**(50)**	–
Decrease in interest in subsidiaries and joint ventures		**–**	–	**27**	–
Proceeds on disposal of property, plant and equipment	23.5	**10**	15	**10**	15
Investment to maintain operations		**(461)**	(194)	**(434)**	(161)
Investment in joint venture		**–**	–	**–**	(30)
Net cash outflow from investing activities		**(461)**	(194)	**(434)**	(191)
Net cash inflow/(outflow)		**569**	(327)	**569**	(311)
(Utilised)/financed as follows					
Decrease in long-term liabilities		**(81)**	(44)	**(81)**	(44)
(Decrease)/increase in short-term loans		**(277)**	364	**(305)**	364
Payment of capital element of sale and leaseback liability		**(41)**	(10)	**(41)**	(10)
Net cash (outflow from)/inflow to financing activities		**(399)**	310	**(427)**	310
Increase/(decrease) in cash and cash equivalents		**170**	(17)	**142**	(1)
Movement of cash and cash equivalents					
Cash and cash equivalents at beginning of year		**188**	205	**185**	186
Net cash inflow to/(outflow from) operating activities		**1 030**	(133)	**1 003**	(120)
Net cash outflow from investing activities		**(461)**	(194)	**(434)**	(191)
Net cash (outflow from)/inflow to financing activities		**(399)**	310	**(427)**	310
Cash and cash equivalents and interest bearing deposits at end of year		**358**	188	**327**	185

Statements of changes in equity

for the years ended 31 December

	Note	Share capital Rm	Share premium Rm	Non-distributable and translation reserves Rm	Fair value reserve Rm	Retained profit Rm	Total Rm
GROUP							
Balance at 31 December 2002		98	460	–	76	1 013	1 647
Profit attributable to Highveld shareholders						65	65
Dividends paid in cash to shareholders – final no. 56 – 2002	8					(88)	(88)
Insurance claim proceeds in excess of net book value	17.1			1			1
Reversal of fair value gain on available-for-sale investment	17.2				2		2
Proceeds from shares issued		*	2				2
Balance at 31 December 2003		98	462	1	78	990	1 629
Profit attributable to Highveld shareholders						745	745
Dividends paid in cash to shareholders							
– final no. 57 – 2003	8					(20)	(20)
– interim no. 58 – 2004	8					(118)	(118)
Currency translation differences	17.1			(1)			(1)
Fair value gain on available-for-sale investment	17.2				92		92
Proceeds from shares issued		1	9				10
Balance at 31 December 2004		**99**	**471**	**–**	**170**	**1 597**	**2 337**
CORPORATION							
Balance at 31 December 2002		98	460	–	76	1 012	1 646
Consolidation of South Africa Japan Vanadium (Proprietary) Limited						(1)	(1)
Profit attributable to Highveld shareholders						32	32
Dividends paid in cash to shareholders – final no. 56 – 2002	8					(88)	(88)
Insurance claim proceeds in excess of net book value	17.1			1			1
Fair value loss on available-for-sale investment	17.2				(1)		(1)
Proceeds from shares issued		*	2				2
Balance at 31 December 2003		98	462	1	75	955	1 591
Profit attributable to Highveld shareholders						702	702
Dividends paid in cash to shareholders							
– final no. 57 – 2003	8					(20)	(20)
– interim no. 58 – 2004	8					(118)	(118)
Fair value loss on available-for-sale investment	17.2				92		92
Proceeds from shares issued		1	9				10
Balance at 31 December 2004		**99**	**471**	**1**	**167**	**1 519**	**2 257**

**Nil due to rounding*

Detailed analyses of share capital, share premium, the non-distributable and translation reserves and fair value reserve appear in notes 16 and 17.

Notes to the financial statements

for the years ended 31 December

1. Accounting policies

The principal accounting policies of the Group and the disclosures made in the annual financial statements, which comply with the International Financial Reporting Standards and which are consistent with those applied in the previous year and are set out below:

1.1 Basis of preparation

The financial statements are presented in Rand, rounded to the nearest million and prepared on the historical cost basis, except for financial instruments which are restated to market value.

1.2 Basis of consolidation

All subsidiaries are consolidated and all entities in which the Group has at least half the voting rights are proportionally consolidated.

1.2.1 Investment in subsidiaries

Subsidiaries are those entities in which the Group has more than half of the voting rights and/or power to exercise control.

The group financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidiaries from the effective date of acquisition up to disposal.

1.2.2 Investment in joint ventures

Joint ventures are those entities over which the Group exercises joint control in terms of a contractual agreement.

Joint ventures are proportionally consolidated, whereby the Corporation's share of the joint venture's assets, liabilities, results and cash flows are combined with similar items, on a line by line basis, in the Group's financial statements.

The results of jointly controlled entities are proportionately consolidated from the effective dates of acquisition up to disposal.

1.2.3 Transactions eliminated on consolidation

Transfers of fixed assets between Group companies subsequent to acquisition are restated to reflect the original Group cost and accumulated depreciation

Intra-group balances, transactions, and any unrealised gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Intra-group balances, transactions, and any unrealised gains and losses arising from intra-group transactions, with jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities.

1.3 Revenue recognition

Revenue, which excludes value-added tax and sales between Group companies, represents the gross value of goods invoiced after trade discount.

Export sales are determined on the basis of FOB price of products sold or CIF price at port of departure or arrival. Local sales are determined on the basis of price at destination.

FOB (Free On Board)	The Corporation covers all cost associated with the sales of the goods until it is loaded onto the vessel for export to the customer.
CIF (Cost, Insurance and Freight)	The cost is similar to that of FOB, except that additional freight charges are paid by the Corporation in respect of transportation on the vessel.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable.

1. Accounting policies (continued)

1.4 Interest and dividend income

Interest income and preference dividends are recognised on a time proportionate basis, taking account of the principal amount invested and the effective rates over the period to maturity, when it is determined that such income will accrue to the Group.

Dividend income is recognised at the time when the amount of the dividend can be measured reliably and the right to receive payment is established.

1.5 Inventories

1.5.1 Inventories are carried at the lower of cost and net realisable value. Stock written down to its net realisable value or stock losses are expensed during the period in which the write down or loss occur.

1.5.2 Finished goods and work in progress are valued at standard cost, which includes an appropriate apportionment of overheads. Standard cost approximates actual cost determined on the first-in, first-out basis ("FIFO").

1.5.3 Raw materials are valued at delivered cost determined on the FIFO basis, with appropriate reductions for handling and stockpile losses.

1.5.4 Consumable stores are valued at delivered cost determined on a moving-average basis, with appropriate reductions for obsolescence and slow-moving items.

1.5.5 Slag deposits and dumps are carried in the books at zero value. On sale of these deposits and dumps, the revenue generated is accounted for as trading profit and is included in revenue.

1.6 Property, plant and equipment

1.6.1 Property, plant and equipment with a carrying value or cost of less than R100 000 is fully depreciated. Property, plant and equipment with a cost of greater than R100 000 is depreciated on a straight line basis at rates that will reduce original Group cost to estimated residual values over the anticipated useful lives of the assets as follows:

	Number of years
Improvements to property, plant and equipment	40
– Plant	10 – 35
– Motor vehicles	4
– Mobile equipment	5
– Locomotives	5

Rolls for forming steel are depreciated on the basis of usage.

Expenditure incurred to replace a component at intervals greater than once a year of an item of property, plant and equipment, including major inspection and overhaul expenditure, is capitalised and depreciated over the period of which enduring benefits will be enjoyed.

Land and work under construction is not depreciated. As work under construction becomes available for use, it is capitalised and depreciated over its useful life. Mineral rights are valued at historical cost and amortised on the basis of tonnage mined.

Maintenance and repairs relating to past events giving rise to an obligation to incur future expenditure, which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income. Capitalised expenditure, relating to past events, for renewal or replacement of plant and equipment, is expensed when future economic benefits are not enjoyed after the current financial year.

Gains and losses on the disposal of property, plant and equipment are recognised in the income statement.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in operating profit but adjusted in calculating headline earnings.

1. Accounting policies (continued)

1.6 Property, plant and equipment (continued)

1.6.2 Borrowing costs

Borrowing costs that are directly attributable to qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. Capitalisation continues until the asset is available for use. Other borrowing costs are expensed in the period that they occur.

1.7 Leases

Leases involving plant and equipment whereby the lessor provides finance to the Group with the asset as security and where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at the inception of the lease and a corresponding liability is raised. Capitalised leased assets are depreciated using the straight-line method over the expected useful lives of the assets.

Lease payments are allocated between the lease finance cost and the capital repayment using the effective interest rate method. Lease finance costs are charged to operating income as they are incurred.

1.8 Impairment

The carrying amount of the Group's assets is reviewed annually and if there is an indication that an asset has been impaired, its recoverable amount is estimated. The recoverable amount is estimated as the higher of net selling price or value in use. An impairment loss is recognised in the income statement whenever the carrying amount of an asset or a cash generating unit exceeds its recoverable amount. This loss is excluded from calculated headline earnings.

1.9 Taxation

1.9.1 Current

The charge for current tax is based on the results for the year as adjusted for items of permanent difference, non-assessable income or disallowed expenses. It is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. Prior year over and under provisions are also adjusted during the current year.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

1.9.2 Deferred tax

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax is calculated at the tax rate that is expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

1. Accounting policies (continued)

1.10 Foreign currencies

The functional currency of each operating business unit is determined based on the currency of the primary economic environment in which it operates. Transactions in currencies other than the Corporation's functional currency are recorded at the rates of exchange ruling on the transaction date. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling on the balance sheet date.

Profits and losses arising on exchange differences are dealt with in the income statement.

The financial statements of overseas operations whose functional currency is different from the Group's presentation currency are translated as follows on consolidation:

Assets and liabilities, at exchange rates ruling on the balance sheet date; income and expense items at the average exchange rates for the period and equity at the exchange rates ruling on the dates of the transactions. Exchange differences arising, if any, are classified as equity and transferred to the Group's foreign entity translation reserve. Such translation differences are recognised in the income statement in the period in which the operation is disposed.

1.11 Related party transactions

The Corporation and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures and subsidiaries. These transactions are under terms that are no less favourable than those arranged with third parties and are shown in note 20.

1.11.1 Subsidiaries and joint ventures

Details of investments in principal subsidiaries and joint ventures are disclosed on page 77.

1.11.2 Shareholders

Details of the principal shareholders of the Corporation and a summary of the non-public shareholders are shown on the analysis of ordinary shareholdings.

1.12 Employee benefits

1.12.1 Pension

Defined benefit and defined contribution pension plans are provided by the Group. A closed group of retirees are members of the defined benefit plan.

The obligation to provide contributions to the retirement defined benefit funds is recognised with reference to annual independent actuarial valuations, using the projected unit credit method. This method determines the present value of the defined benefit obligations and assets. Valuations are performed on a date which coincides with the balance sheet date.

Actuarial gains or losses in respect of defined benefit plans are recognised as income or expense if the net cumulative unrecognised actuarial gains and losses at the end of the previous period exceeded the greater of:

- 10 per cent of the present value of the defined benefit obligation at that date before deducting plan assets, and
- 10 per cent of the fair value of the plan assets at that date.

The amount recognised is the excess above, divided by the expected average remaining working lives of the employees participating in that plan.

Past service costs are recognised as an expense on a straight line basis over the average period until the benefits become vested. To the extent that the benefits are already vested, past service costs are immediately recognised.

1. Accounting policies (continued)

1.12 Employee benefits (continued)

1.12.1 Pension (continued)

Contributions made by the Group in respect of defined contribution funds are expensed and no further commitment is carried for unfunded benefits.

The net surplus or benefit obligation is the difference between the present value of the projected benefit obligations and the fair value of the pension and medical plan assets. Where the fair value of the pension and medical plan assets exceeds the present value of the projected benefit obligation, a surplus is recognised only to the extent that it may be distributed to the Corporation.

1.12.2 Medical

The Group liquidated its medical aid scheme during 2003 and as a result thereof, no future commitments are burdened. Contributions by the group in respect of the existing employees are expensed in the period in which the related service is rendered by the employee. Furthermore, medical aid plans are controlled by non-related administrators.

1.12.3 Short- and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits for leave is recognised and provided for at balance sheet date, based on current salary rates and company contributions.

1.12.4 Equity based compensation

Executive directors and senior management have been granted share options. Grants were made from the existing ordinary share capital which was authorised for issue. The option prices were allocated at the middle market price ruling on the trading day prior to the date of allocation.

Highveld Share Options had vested prior to the introduction of the international accounting standard on share based payments therefore no expense was charged to the income statement. The Anglo share options have been expensed and treated as follows:

Share options are valued according to the Black-Scholes model. The value of these options is expensed over the vesting period of the share options. Share options are valued at each balance sheet date and revised expense charges are calculated over the remaining vesting period.

1.13 Research and development

Research costs incurred with the prospect of gaining new scientific or technical knowledge and understanding are written off in the year in which they are incurred.

Development costs are generally expensed in the period in which they are incurred. Development costs that relate to an identifiable product or process that is demonstrated to be technically or commercially feasible which the group has sufficient resources to bring to market and which is expected to result in future economic benefits, are recognised as assets.

The expenditure capitalised includes the cost of material, direct labour and an appropriate portion of overheads. Capitalised development expenditure is shown at cost less accumulated depreciation and accumulated impairment losses. Development costs are reviewed annually and are expensed if they do not qualify for capitalisation. The amount of development cost recognised as an asset is depreciated on a straight line basis over the expected economic life of the related development.

If a project is abandoned during the development stage, the total accumulated expenditure is then written off.

1. Accounting policies (continued)

1.14 Financial instruments

Financial assets and financial liabilities are recognised on the Corporation's balance sheet when the Corporation becomes a party to the contractual terms of the instrument.

Recognition

Financial instruments are initially recognised on the trade date.

Measurement

Financial instruments are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below.

1.14.1 Trade and other receivables

Trade and other receivables are stated at actual value and reduced by appropriate allowances for estimated irrecoverable amounts. Foreign debtors are revalued at year-end spot market rates.

1.14.2 Investments

Investments are recognised on a trade-date basis and are initially measured at cost. After initial measurement, investments are valued at market value.

Fair value gains on available-for-sale investments and investments held for sale are recognised directly in equity. Losses, below original cost, are recognised in the income statement. These losses are excluded from calculated headline earnings.

1.14.3 Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received net of direct issue costs. Finance charges are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

1.14.4 Trade payables

Trade payables are stated at actual value. Foreign creditors are revalued at year-end spot market rates.

1.14.5 Equity instruments

Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

1.14.6 Derivative financial instruments

The Corporation uses forward exchange contracts to hedge its risks against foreign currency fluctuations relating to foreign accounts receivable and accounts payable.

Derivative financial instruments have been converted to mark-to-market rates at year-end with the corresponding entry processed to the income statement.

1.15 Provision for repairs and maintenance

Provisions are recognised for leased assets when the Group has a present legal or constructive obligation as a result of the lease, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

All other provisions for repairs and maintenance are based on the work which has been completed by service and goods providers at year-end that had not been invoiced by the service and goods providers.

1. Accounting policies (continued)

1.16 Environmental expenditure

Expenditure on plant and equipment for emission control is capitalised and depreciated over the useful lives of the assets while the cost of ongoing current programmes to prevent and control emissions and to rehabilitate the environment is charged against income as incurred.

Future obligations for environmental expenditure are recognised over the periods in which the obligations arise. Measurement of liabilities is based on the current legal requirements and existing technology. The carrying amount of liabilities is regularly reviewed and adjusted for appropriate new facts or changes in law or technology.

1.17 Dividends paid

Dividends paid are deducted from retained income in the change in equity statement, as and when declared by the board of directors. Taxation expenses on the dividends are dealt with in the income statement in the period in which they are paid.

1.18 Discontinued operations

Discontinued operations are material, distinguishable components of an enterprise that have been sold, or are the subject of formal plans for disposal or discontinuance. The profit or loss on the sale of a discontinued operation is determined up to the discontinuance date.

1.19 Segment reporting

The Group is a minerals and metals business. On a primary basis, the Corporation is organised into three major operating divisions.

- Steel and vanadium division, comprising mainly the manufacture of plate, coils, structurals and vanadium products;
- Ferro-alloys division, comprising mainly the manufacture of manganese products, ferrosilicon and other carbonaceous products; and
- Packaging division, comprising the manufacture of closures.*

The basis of segment reporting is representative of the internal structure used for management reporting.

*The packaging division was disposed of during 2003 and is disclosed in the 2004 annual report for comparative reasons.

1.20 Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held on call, all of which are available for use by the group unless otherwise stated.

		GROUP		CORPORATION	
		2004	2003	**2004**	2003
		Rm	Rm	**Rm**	Rm
2.	**Revenue**				
	Sale of goods	**5 036**	3 702	**4 665**	3 425
3.	**Operating profit**				
	Costs by type	**3 986**	3 617	**3 755**	3 366
	Raw material and consumables	**1 379**	1 350	**1 148**	1 100
	Employment costs	**754**	692	**752**	691
	Railage and transport	**191**	189	**191**	187
	General charges	**238**	164	**237**	159
	Repairs and maintenance	**591**	518	**590**	518
	Energy costs	**547**	474	**547**	474
	Depreciation on property, plant and equipment	**340**	143	**337**	142
	Movement in finished goods inventories	**(54)**	87	**(47)**	95
	Operating profit	**1 050**	85	**910**	59
	Operating profit is arrived at after taking into account the following items:				
	Research costs	**1**	2	**1**	2
	Consultancy fees	**1**	2	**1**	2
	Auditors' remuneration				
	Audit fees	**2**	2	**2**	2
	Other services	*****	*	*****	*
	Net realised losses on foreign currency differences	*****	6	*****	3
	(Loss)/profit on disposal of property, plant and equipment	**(3)**	9	**(3)**	9
	Directors' emoluments	**10**	11	**10**	11

**Nil due to rounding*

4.	**Interest and investment income received**				
	Interest on cash investments	**14**	14	**13**	13
	Premium on forward exchange contracts	**11**	12	**11**	12
	Other investment income	**3**	1	**3**	1
	Dividends from subsidiary companies			**75**	
	Dividends from Acerinox, S.A.	**11**	12	**11**	12
	Share premium distribution from Acerinox, S.A.	**5**	5	**5**	5
		44	44	**118**	43

	GROUP AND CORPORATION	
	2004	2003
	Rm	Rm
5. Profit on disposal of discontinued operations		
Spitskop		
During 2004 the Group disposed of its Spitskop quarry operation. The sale was concluded on 1 January 2004 and the profit on disposal is calculated below:		
Proceeds	**5**	
Book value of assets disposed of	**–**	
Profit on disposal of operation	**5**	
Taxation	**(2)**	
Profit after taxation	**3**	
Rheem Crown division		
Following the approval of the transaction by the Competition Tribunal, Rheem Crown, was sold to Coleus Packaging (Proprietary) Limited on 17 March 2003.		
The profit on disposal is arrived at as follows:		
Proceeds		49
Book value of assets disposed of		(51)
Reversal of impairment provision raised in prior years		11
Profit on disposal of operation		9
Taxation		(3)
Profit after taxation		6
Columbus Joint Venture		
During 2002 the sale of Columbus Joint Venture was concluded. During 2003 additional expenditure was incurred in the winding up of this transaction.		
The additional loss is arrived at as follows:		
Additional expenditure incurred		(2)
Taxation		1
Loss after taxation		(1)

Summary of transactions

	Profit before taxation Rm	**Taxation Rm**	**Profit after taxation Rm**
2004			
Disposal of Spitskop	**5**	**(2)**	**3**
2003			
Disposal of Rheem Crown division	9	(3)	6
Additional costs incurred on winding up of disposal of Columbus Joint Venture	(2)	1	(1)
	7	(2)	5

	GROUP		CORPORATION	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
6. Taxation				
6.1 Taxation charge				
South African				
Current	**258**	–	**255**	–
Prior year underprovision	**–**	2	**–**	2
Deferred taxation charge	**24**	9	**24**	14
Secondary Tax on Companies	**10**	4	**12**	4
Non-South African				
Current	**21**	–	**–**	–
Taxation charge	**313**	15	**291**	20
6.2 Taxation rate reconciliation	**%**	%	**%**	%
Tax charge for the year expressed as a percentage of profit before taxation				
Normal – for continuing operation	**26.4**	–	**25.7**	–
Prior year underprovision	**–**	2.5	**–**	3.8
Secondary Tax on Companies	**0.9**	5.0	**1.2**	7.7
Deferred	**2.3**	11.2	**2.4**	26.9
Net charge in the income statements – effective rate	**29.6**	18.7	**29.3**	38.4
Non-taxable income	**0.3**	1.8	**2.6**	1.9
Prior year underprovision and STC	**(1.1)**	(7.3)	**(1.2)**	(11.5)
Current year overprovision	**(1.0)**	–	**(1.0)**	–
Capital portion of rental on sale and leaseback	**0.3**	3.9	**0.3**	5.2
Foreign income	**2.0**	13.0	**–**	–
Other	**(0.1)**	(0.1)	**–**	(4.0)
Standard rate	**30.0**	30.0	**30.0**	30.0
Assessed loss	**–**	–	**–**	77

	Basic	Basic diluted	Headline	Headline diluted
7. Earnings per share				
2004				
Earnings – Rm	**745**	**745**	**866**	**866**
Weighted average number of ordinary shares in issue	**98 210 616**	**99 150 098**	**98 210 616**	**99 150 098**
Earnings per share (cents)	**757.8**	**750.6**	**880.8**	**872.4**
2003				
Earnings – Rm	65	65	54	54
Weighted average number of ordinary shares in issue	97 807 614	99 198 998	97 807 614	99 198 998
Earnings per share (cents)	66.3	65.4	55.0	54.3

The calculation of basic and headline earnings per share is based on earnings of R744 213 651 (2003: R64 848 800) and R865 021 000 (2003: R53 827 800) respectively and a weighted average of 98 210 616 (2003: 97 807 614) ordinary shares in issue during the year.

The calculation of basic diluted and headline diluted earnings per share is based on earnings R744 213 651 (2003: R64 848 800) and R865 021 000 (2003: R53 827 800) respectively and 99 150 098 (2003: 99 198 998) ordinary shares in issue for the full year, including exercisable share options.

8. Distributions to shareholders

Dividends

			GROUP		CORPORATION	
	2004 cents	2003 cents	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
Final no. 57 (2003: no. 56)	**20**	90	**20**	88	**20**	88
Interim no. 58	**120**	–	**118**	–	**118**	–
Total dividends	**140**	90	**138**	88	**138**	88

The directors propose that a final dividend of 320 cents in respect of 2004 (2003: 20 cents) and a special dividend of 300 cents following the sale of half of the Acerinox, S.A. shares in January 2005, be paid to shareholders on or about 7 March 2005.

	Land and mineral rights Rm	Improvements to property Rm	Plant and equipment Rm	Work under construction Rm	Total Rm
9. Property, plant and equipment					
9.1 GROUP					
Cost					
At 31 December 2002	17	86	1 980	127	2 210
Additions	–	–	209	–	209
Work under construction capitalised	–	–	69	(69)	–
	17	86	2 258	58	2 419
Disposals and scrappings	–	(8)	(57)	–	(65)
At 31 December 2003	17	78	2 201	58	2 354
Additions	2	4	333	82	421
	19	82	2 534	140	2 775
Disposals and scrappings	–	(2)	(160)	–	(162)
At 31 December 2004	**19**	**80**	**2 374**	**140**	**2 613**
Depreciation					
At 31 December 2002	2	58	1 063	–	1 123
Charged to profit	–	1	142	–	143
	2	59	1 205	–	1 266
Disposals and scrappings	–	(6)	(32)	–	(38)
At 31 December 2003	2	53	1 173	–	1 228
Charged to profit	–	5	335	–	340
	2	58	1 508	–	1 568
Disposals and scrappings	–	(2)	(147)	–	(149)
At 31 December 2004	**2**	**56**	**1 361**	**–**	**1 419**
Net carrying amount at 31 December 2004	**17**	**24**	**1 013**	**140**	**1 194**
At 31 December 2003	15	25	1 028	58	1 126

	Land and mineral rights Rm	Improve-ments to property Rm	Plant and equipment Rm	Work under construction Rm	Total Rm
9. Property, plant and equipment (continued)					
9.1 CORPORATION					
Cost					
At 31 December 2002	16	88	1 948	126	2 178
Additions	–	–	185	–	185
Change in classification of joint ventures	–	–	–	(9)	(9)
Intercompany transfers	–	–	1	–	1
Work under construction capitalised	–	–	59	(59)	–
	16	88	2 193	58	2 355
Disposals and scrappings	–	(12)	(53)	–	(65)
At 31 December 2003	16	76	2 140	58	2 290
Additions	2	4	333	82	421
	18	80	2 473	140	2 711
Disposals and scrappings	–	(2)	(160)	–	(162)
At 31 December 2004	**18**	**78**	**2 313**	**140**	**2 549**
Depreciation					
At 31 December 2002	2	55	1 042	–	1 099
Charged to profit	–	2	140	–	142
Intercompany transfers	–	–	1	–	1
	2	57	1 183	–	1 242
Disposals and scrappings	–	(6)	(32)	–	(38)
At 31 December 2003	2	51	1 151	–	1 204
Charged to profit	–	5	332	–	337
	2	56	1 483	–	1 541
Disposals and scrappings	–	(2)	(147)	–	(149)
At 31 December 2004	**2**	**54**	**1 336**	**–**	**1 392**
Net carrying amount at 31 December 2004	**16**	**24**	**977**	**140**	**1 157**
At 31 December 2003	14	25	989	58	1 086

A register giving details of all property, plant and equipment including freehold property is available for inspection at the registered office of the corporation on request. Plant and equipment having a book value of R161 million (2003: R197 million) has been hypothecated to secure long-term liabilities of R181 million (2003: R222 million) (note 19.1).

9.2 Included in the depreciation charge for 2004 is an amount of R176 million relating to the write-off of obsolete plant.

This amount has been adjusted for headline earnings together with R3 million loss (2003: R9 million profit) on disposal of other property, plant and equipment giving a pre-tax loss of R179 million (2003: R9 million profit) and an after tax loss of R124 million (2003: R6 million profit).

	CORPORATION	
	2004	2003
	Rm	Rm
10. Interest in subsidiaries and joint ventures		
Unlisted shares at cost	**16**	16
Unsecured loans to subsidiaries	**15**	15
Loans and current accounts with subsidiaries	**(27)**	–
	4	31

Details of holdings in individual investments are set out on page 77.

11. Investments in joint ventures

The Corporation holds a 50 per cent share (2003: 50 per cent) in Ferroveld (paste manufacturer) and 50 per cent share (2003: 50 per cent) in South Africa Japan Vanadium (Proprietary) Limited, a company that converts vanadium pentoxide into ferrovanadium.

The following are summarised financial statements for the Corporation's share in the joint ventures for the year under review:

	2004 Rm	2003 Rm
Income statements		
Revenue	**186**	84
Operating profit	**5**	8
Profit/(loss) before taxation	**4**	(2)
Balance sheets		
Employment of capital		
Property, plant and equipment	**46**	50
Current assets	**51**	16
	97	66
Capital employed		
Corporation's investment	**16**	16
Retained profit	**15**	11
Corporation's interest	**31**	27
Long-term loans	**16**	17
Current liabilities	**50**	22
	97	66
Cash flow statements		
Cash retained/(utilised) by operating activities	**3**	(13)
Cash utilised by investing activities	**(2)**	(32)
Total cash inflow/(outflow)	**1**	(45)

	GROUP		CORPORATION	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
12. Investments				
12.1 Available-for-sale investments				
– Acerinox, S.A.				
Value of shares received from disposal of Columbus Joint Venture	**533**	533	**533**	533
Fair value surplus transferred to equity (note 17.2)	**167**	75	**167**	75
Market value at end of year	**700**	608	**700**	608
Less: Acerinox, S.A. shares reclassified as held-for-sale	**350**	–	**350**	–
Remaining Acerinox, S.A. shares available-for-sale	**350**	608	**350**	608
– Columbus Stainless (Proprietary) Limited				
Value of shares received from disposal of Columbus Joint Venture	**300**	300	**300**	300
– VRB Power Systems Inc.				
Market value at beginning of year	**4**	1	**–**	–
Fair value surplus transferred to equity (note 17.2)	**–**	3	**–**	–
Market value at end of year	**4**	4	**–**	–
Total				
Acerinox, S.A.	**350**	608	**350**	608
Columbus Stainless (Proprietary) Limited	**300**	300	**300**	300
VRB Power Systems Inc.	**4**	4	**–**	–
	654	912	**650**	908

The available-for-sale investments are carried at market value. The fair value for the investment in Acerinox, S.A. is determined by reference to the Madrid Stock Exchange and VRB Power Systems Inc. to the Toronto Stock Exchange quoted bid prices on 31 December and converted to Rands at the closing spot Euro/Rand and Canadian Dollar/Rand exchange rates. Available-for-sale investments which are expected to be realised in the next twelve months are classified as current assets.

The directors' valuation of the investment in Columbus Stainless (Proprietary) Limited is estimated at a fair value of R300 million.

	GROUP		CORPORATION	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
12.2 Investment held-to-maturity				
Preference shares held with Nedbank Limited.	**50**	–	**50**	–

The maturity date of the preference shares is 31 March 2005. Preference dividends are calculated on 60% of the prime overdraft rate and preference dividends accrued to 31 December 2004 amounted to R0.913 million.

	GROUP 2004 Rm	GROUP 2003 Rm	CORPORATION 2004 Rm	CORPORATION 2003 Rm
13. Inventories				
Finished goods	**280**	226	**265**	218
Work-in-progress	**40**	73	**40**	73
Raw materials	**117**	88	**87**	79
Consumable stores	**100**	121	**99**	121
	537	508	**491**	491
Inventories carried at net realisable value	**52**	129	**52**	121
14. Trade and other accounts receivable				
Trade receivables	**599**	421	**531**	367
Prepaid expenditure	**–**	1	**–**	1
Other receivables	**16**	19	**16**	19
Less: provision for doubtful debts	**(29)**	(16)	**(29)**	(16)
	586	425	**518**	371

Trade accounts receivable comprise amounts due for the sale of goods for which the credit period granted ranges between 30 days and 120 days. The provision for doubtful debts is an estimate of amounts considered irrecoverable.

The Corporation utilises forward contracts to eliminate or reduce the exchange risk exposure of accounts receivable denominated in foreign currencies. The Corporation is party to a variety of foreign currency forward contracts in the management of its foreign exchange rate exposures. The instruments purchased are primarily amounts denominated in the measuring currencies of the Corporation. The fair value of these forward cover contracts have been included under current liabilities. As a matter of principle, the Corporation does not enter into derivative contracts. The directors consider that the carrying amount of trade and other accounts receivable approximates their fair value.

	GROUP 2004 Rm	GROUP 2003 Rm	CORPORATION 2004 Rm	CORPORATION 2003 Rm
15. Net cash and cash equivalents/(net borrowings)				
Cash and cash equivalents and interest bearing deposits	**358**	188	**327**	185
Less: Long-term borrowings (note 19.1)	**115**	196	**115**	196
Short-term loans	**97**	415	**69**	415
Total net cash and cash equivalents/(net borrowings)	**146**	(423)	**143**	(426)

	GROUP AND CORPORATION	
	2004	2003
	Rm	Rm
16. Issued capital and premium		
16.1 *The share capital of the corporation at 31 December was as follows:*		
Authorised		
139 990 000 ordinary shares of R1 each	**140**	140
1 000 000 variable rate redeemable cumulative preference shares of 1 cent each	*****	*
Issued		
98 552 598 (2003: 97 913 798) ordinary shares of R1 each	**99**	98
Share premium	**471**	462
Balance at beginning of year	**462**	460
Arising from issue of shares	**9**	2
Balance at end of year	**570**	560

**Nil due to rounding.*

16.2 Of the total of 4 927 630 (2003: 4 895 690) ordinary shares under the specific authority of the directors in terms of the Share Option Scheme, 3 419 500 (2003: 3 399 400) shares (excluding lapsed options) have been offered to participants, leaving a balance of 1 508 130 (2003: 1 496 290) shares available for the scheme. Of the shares offered 632 800 (2003: 177 900) were allotted in 2004.

16.3 The directors are authorised to allot, after providing for the issue in terms of 16.2 above, all or any of the remaining unissued shares upon such terms and conditions as they may determine. This authority will remain in place until the next annual general meeting.

	GROUP		CORPORATION	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
17. Non-distributable reserves				
17.1 Non-distributable and translation reserves				
Opening balance	**1**	–	**1**	–
Insurance claim proceeds in excess of net book value of assets destroyed less deferred taxation related to recoupment allowances	**–**	1	**–**	1
Currency translation difference	**(1)**	–	**–**	–
	–	1	**1**	1

	GROUP 2004 Rm	GROUP 2003 Rm	CORPORATION 2004 Rm	CORPORATION 2003 Rm
17. Non-distributable reserves (continued)				
17.2 Fair value reserve				
Acerinox, S.A.				
Balance at beginning of year	**75**	76	**75**	76
Revaluation of investment in Acerinox, S.A.	**92**	(1)	**92**	(1)
Balance at end of year (note 12.1)	**167**	75	**167**	75
VRB Power Systems Inc.				
Balance at beginning of year	**3**	–	**–**	–
Revaluation of investment in VRB (note 12.1)	**–**	3	**–**	–
Balance at end of year	**3**	3	**–**	–
17.3 Total				
Non-distributable and translation reserves	**–**	1	**1**	1
Fair value reserve:				
Acerinox, S.A.	**167**	75	**167**	75
VRB Power Systmes Inc.	**3**	3	**–**	–
Total of non-distributable reserves	**170**	79	**168**	76
18. Deferred taxation				
Movement in deferred taxation liabilities:				
Balance at beginning of year	**76**	67	**76**	62
Charged to income	**24**	9	**24**	14
	100	76	**100**	76
Deferred taxation provided on temporary differences is made up as follows:				
Capital allowances	**208**	211	**208**	211
Provisions	**(92)**	(137)	**(92)**	(137)
Assessed loss	**–**	23	**–**	23
Post-retirement medical benefits	**(16)**	(21)	**(16)**	(21)
	100	76	**100**	76

		GROUP		CORPORATION	
		2004	2003	**2004**	2003
		Rm	Rm	**Rm**	Rm
19.	**Long-term liabilities**				
19.1	Secured capitalised finance leases (note 9.1)	**181**	222	**181**	222
	Unsecured loans	**–**	15	**–**	15
		181	237	**181**	237
	Less: amounts payable within twelve months included in short-term borrowings	**66**	41	**66**	41
	Long-term borrowings (note 15)	**115**	196	**115**	196
19.2	Long-term provisions (note 22)	**97**	113	**97**	113
19.3	Total	**212**	309	**212**	309

	Lease payments		**Present value of minimum lease payments**	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
Consolidated and Corporation				
Amounts payable under finance leases:				
Within one year	**82**	74	**66**	41
In the second to fifth years inclusive	**123**	204	**109**	173
Thereafter	**8**	11	**6**	8
	213	289	**181**	222
Less: Future finance charges	**32**	67		
Present value of lease obligation	**181**	222	**181**	222
Less: Amounts due for settlement within 12 months shown under current liabilities			**66**	41
Amount due for settlement after 12 months			**115**	181

The terms of the leases and the loans are between 4 and 12 years and bear interest at rates ranging from 6.45 per cent to 11.52 per cent per annum.

All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The obligations under finance leases are secured by the lessor's charge over the leased assets.

The directors may, in terms of the Articles of Association, borrow from time to time such sums and for such purposes of the Corporation as they may deem fit.

	GROUP				
	Interest received Rm	Sales Rm	Interest paid Rm	Purchases Rm	Net amounts owed by/ (owed to) as at 31 Dec 2004 Rm

20. Related party transactions

Related party transactions with fellow subsidiaries and associates of the Group are concluded on an arm's length basis. Details of material related party transactions entered into during the year are summarised below:

	Interest received Rm	Sales Rm	Interest paid Rm	Purchases Rm	Net amounts owed by/ (owed to) as at 31 Dec 2004 Rm
Anglo American Corporation (London)					**21**
Anglo American Corporation of South Africa Limited	6				**–**
Anglo Coal Bank Colliery, a division of Anglo Operations Limited				39	**(2)**
Anmercosa Finance Limited (registered in United Kingdom)			1		**–**
Kumba Resources Limited				5	**–**
Ferroveld				17	**(2)**
Samancor Limited				73	**(18)**
Scaw Metals, a division of Anglo Operations Limited		78		9	**3**
South African Coal Estates, a division of Anglo Operations Limited				109	**(20)**
South Africa Japan Vanadium (Proprietary) Limited		279			**72**

Details of transactions with directors appear in the directors' report.

	GROUP		CORPORATION	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
21. Trade and other accounts payable				
Trade	**275**	247	**222**	192
Other	**358**	331	**359**	338
	633	578	**581**	530

The directors consider that the carrying amounts of trade and other accounts payable and provisions approximate their fair value.

22. Provisions

Included under provisions are the following major categories which have arisen as a result of obligating past events which have been reasonably quantified and are expected to be paid out:

Leave pay
In terms of the Corporation's policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle. The provision is reviewed annually.

Bonus
A provision is raised for bonus entitlements applicable to the current period paid in the subsequent year.

Litigation
Provisions raised for possible legal claims arising out of obligating events.

Onerous contracts
The provision relates to onerous contracts for the recovery of manganese from the Transalloys slag dump and the supply of anti-retroviral drugs to Highveld employees.

Environmental rehabilitation
Provision is made on a progressive basis for environmental rehabilitation costs where a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Post retirement medical benefits
(Refer note 26 – Medical benefits)

	Leave pay Rm	Bonus Rm	Litigation Rm	Onerous contracts Rm	Environmental rehabilitation Rm	Post-retirement medical benefits Rm	Total Rm
Group and Corporation							
Balance at 31 December 2002	45	78	32	24	52	184	415
Amounts charged/(credited) to income	38	1	12	(15)	(2)	(39)	(5)
Payments charged against provision	(11)	(58)	–	–	(1)	(76)	(146)
Balance at 31 December 2003	72	21	44	9	49	69	264
Amounts charged/(credited) to income	25	54	(11)	(4)	3	(7)	60
Payments charged against provision	(26)	(41)	–	–	–	(7)	(74)
Balance at 31 December 2004	**71**	**34**	**33**	**5**	**52**	**55**	**250**
Total long-term provisions – 2004 (note 19.2)	**–**	**–**	**–**	**–**	**42**	**55**	**97**
Total long-term provisions – 2003 (note 19.2)	–	–	–	–	44	69	113
Total short-term provisions – 2004	**71**	**34**	**33**	**5**	**10**	**–**	**153**
Total short-term provisions – 2003	72	21	44	9	5	–	151

	GROUP		CORPORATION	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
23. Notes to the cash flow statements				
23.1 Cash generated by operations				
Continued operations				
Operating profit	**1 050**	82	**910**	56
Adjustment for				
Depreciation of property, plant and equipment	**340**	142	**337**	141
Decrease in long-term environmental rehabilitation provision	**(2)**	–	**(2)**	–
Transfer from post retirement medical benefits provision	**(7)**	(39)	**(7)**	(39)
Loss/(profit) before tax on disposal and scrapping of property, plant and equipment	**3**	(9)	**3**	(9)
Currency translation difference	**(1)**	–	**–**	–
	1 383	176	**1 241**	149
Discontinued operations				
Operating profit		3	**–**	3
Adjustment for				
Depreciation of property, plant and equipment	**–**	1	**–**	1
Profit on disposal of discontinued operations	**–**	7	**–**	7
Proceeds received from sale of discontinued operation	**5**	21	**5**	21
	5	32	**5**	32
Total cash generated by operations	**1 388**	208	**1 246**	181
23.2 (Utilised)/generated (to increase)/from decrease in working capital				
(Increase)/decrease in inventories	**(29)**	68	**–**	69
(Increase)/decrease in trade and other accounts receivable	**(161)**	94	**(147)**	78
Increase/(decrease) in accounts payable and provisions	**57**	(42)	**53**	15
Annuity purchased for pensioners and other payments (note 26)	**(7)**	(76)	**(7)**	(76)
	(140)	44	**(101)**	86
23.3 Taxation paid				
Amounts unpaid at beginning of year	**(1)**	(282)	**–**	(281)
Amounts debited to income statements	**(289)**	(6)	**(267)**	(6)
Amounts unpaid at end of year	**197**	1	**175**	–
	(93)	(287)	**(92)**	(287)
23.4 Net distributions to shareholders				
Dividends distributed to shareholders	**(138)**	(88)	**(138)**	(88)
Proceeds from shares issued	**10**	2	**10**	2
	(128)	(86)	**(128)**	(86)
23.5 Proceeds on disposal of property, plant and equipment				
Book value of property, plant and equipment disposed	**13**	6	**13**	6
(Loss)/profit before tax on disposal of property, plant and equipment	**(3)**	9	**(3)**	9
	10	15	**10**	15

	GROUP		CORPORATION	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
24. Commitments				
Capital expenditure approved by the directors				
Contracted	**113**	67	**113**	67
Authorised but not contracted	**201**	121	**201**	121
	314	188	**314**	188

Included in the above is contracted expenditure of R0.973 million (2003: R5.255 million) and uncontracted expenditure of R7.647 million (2003: RNil) relating to approved capital expenditure of joint ventures.

It is expected that all capital expenditure will be expended in the coming year and be financed out of internally generated cash flow or available funding facilities.

25. Contingent liabilities

There are no contingent liabilities as at 31 December 2004 (2003: Nil).

26. Employee benefit obligations

Retirement benefits

The Corporation provides retirement benefits for its employees. The schemes available are defined benefit funds and defined contribution funds. Members pay a contribution of between 6 per cent and 7.5 per cent of pensionable salary, with the employer's contribution of between 14 per cent and 14.9 per cent of pensionable salary being expensed as incurred.

All retirement and pension funds are governed by the South African Pension Funds Act of 1956.

Defined benefit pension fund

13 employees (2003: 14) belong to the Highveld Staff Pension Fund. Under this scheme the employees are entitled to retirement benefits of between 2 per cent and 2.1 per cent of final salary for each year of service on attainment of normal retirement age.The actuarial values in terms of AC 116 are considered not material and are therefore not disclosed.

Multi-employer defined contribution and benefit funds

2 972 employees (2003: 3 136), excluding joint ventures, are members of various multi-employer defined contribution funds as well as defined benefit funds which are controlled by different administrators. There is no commitment by the Group, formal or otherwise, to meet unfunded benefits for these funds. The Group contributed R14.387 million (2003: R13.747 million) to these funds.

Medical benefits

Alternatives to the present Highveld Medical Scheme were investigated in 2003. It was found that improved benefits at lower cost than currently enjoyed could be achieved. The proposal was put forward to the members of the Highveld Medical Scheme who voted in favour of liquidating the scheme. All members of the Highveld Medical Scheme joined Discovery Health Medical Scheme from 1 January 2004.

In 2004 annuities of R7 million (2003: R76 million) were acquired in the name of the pensioners. At the same time the pensioners agreed to absolve the Corporation of any future claims for post retirement medical benefits. The provision relates to active members who have the right to post retirement medical benefits. The benefits differ depending on the employee's employment date and entitlement to these benefits is dependent upon the employee remaining in service until retirement age and is subject to periodic review. New engagements after 31 December 2001 do not enjoy any post retirement medical aid benefits. The Corporation recognises the estimated aggregate liabilities on an actuarial basis over the working lives of eligible employees. The accumulated post-retirement medical aid obligation and the annual cost of those benefits were determined by independent actuaries.

	GROUP AND CORPORATION 2004 Rm	2003 Rm
26. Employee benefit obligations (continued)		
Present value of unfunded obligations and liability in balance sheet at end of year (note 22)	**55**	69
The amounts recognised in the income statement are as follows:		
Service cost	**4**	4
Interest cost	**6**	12
Actuarial loss/(gain)	**1**	(12)
Total included in employment costs	**11**	4
Movements in the liability recognised in the balance sheet are as follows:		
Present value of unfunded obligations and liability in balance sheet at beginning of year	**69**	184
Benefits paid	**–**	(2)
Service cost	**4**	4
Interest cost	**6**	12
Actuarial loss/(gain)	**1**	(12)
Utilised to buy annuities for pensioners (note 23.2)	**(7)**	(76)
Reversal of excess provision provided by employer with the view to change to a defined contribution liability	**(18)**	(41)
Present value of unfunded obligations and liability in balance sheet at end of year	**55**	69
Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):		
Discount rate at 31 December (%)	**8.00**	10.00
Health care cost inflation (%)	**5.00**	7.00

27. Environmental expenditure

An Environmental Trust has been established for Mapochs mine, De Hoop mine and Spitskop quarry and is registered with the Master of the High Court. The capital contribution for the year to the trust amounted to R387 200 (2003: RNil).

Spitskop quarry was sold during 2004 and application has been made for the reserves relating to Spitskop in the Trust fund to be transferred to the buyer.

28. Business segments

The Corporation is organised into three operating divisions, giving the basis on which primary segment information is reported.

The segments are:

Steel and vanadium segment produces cast billets, slabs, hot-rolled profile and flat products, vanadium slag, vanadium pentoxide, ferrovanadium and vanadium chemicals.

Ferro-alloys segment produces manganese alloys, ferrosilicon, electrode paste and char.

Packaging segment produces closures.

Transfers between segments are accounted for at prices determined with reference to market prices charged to unaffiliated customers and are eliminated on consolidation. The intersegmental transactions are not material and are therefore not disclosed separately.

28. Business segments (continued)

Financial information pertaining to business segments is as follows:

	Steel and vanadium**		Ferro-alloys		Packaging		GROUP	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm
Revenue*	**3 871**	2 725	**1 165**	951	**–**	26	**5 036**	3 702
Operating profit	**758**	42	**292**	40	**–**	3	**1 050**	85
Property, plant and equipment	**1 055**	982	**139**	144	**–**	–	**1 194**	1 126
Current assets excluding cash and investments	**900**	735	**223**	198		–	**1 123**	933
Capital expenditure	**340**	187	**81**	22		–	**421**	209
Net cash inflow/(outflow)	**412**	(297)	**157**	(30)		–	**569**	(327)
Non cashflow items:								
Depreciation	**285**	125	**55**	18		–	**340**	143

**Revenue pertaining to the steel and vanadium segment comprises R2.6 billion (2003: R2.0 billion) in respect of steel and R1.3 billion (2003: R0.7 billion) in respect of vanadium.*

***Hochvanadium AG and property companies are included in the Steel and Vanadium segment which do not qualify as separate segments due to immateriality.*

Accounts payable and other liabilities cannot be accurately split for segmental purposes.

Financial information pertaining to geographical segments is as follows:

	Africa		North America		Europe		Australasia		GROUP	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm
Revenue by location of customer	**2 507**	1 809	**530**	282	**1 169**	887	**830**	724	**5 036**	3 702
Revenue by source of assets	**4 568**	3 454	**–**	–	**468**	248	**–**	–	**5 036**	3 702
Operating profit by source of assets	**952**	51	**–**	–	**98**	34	**–**	–	**1 050**	85

Total segment revenue, which excludes value-added tax and sales between group companies, represent the gross value of goods invoiced. Export revenues are recorded at the FOB or CIF price of goods sold.

Segment net operating profit equals segment revenue less segment expenses. Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest and income tax expenses.

Segment assets and liabilities include directly and reasonably allocable operating assets and liabilities. Given the concentration of assets and liabilities in South Africa, it is not meaningful to allocate such elements on a geographical basis.

29. Equity compensation benefits

The Corporation operates a share option scheme for the benefit of senior management, including executive directors.

Details of the share option scheme are as follows:

Number of shares available for utilisation at 1 January 2003	4 886 795
Add: Increase in share allocation due to an increase in issued shares	8 895
Number of shares available for utilisation at 31 December 2003	4 895 690
Add: Increase in share allocation due to an increase in issued shares	31 940
Number of shares available for utilisation at 31 December 2004	**4 927 630**

The market value of shares under specific authority of directors at the end of the year amounted to R236.526 million (2003: R74.904 million).

Movement in options granted is as follows:

Number of outstanding options at 1 January 2003	1 515 600
Number of options lapsed during the year	(52 500)
Number of options exercised during the year	(177 900)
Number of outstanding options at 31 December 2003	1 285 200
Number of options lapsed during the year	(54 900)
Number of options exercised during the year	(632 800)
Number of options granted during the year	75 000
Number of outstanding options at 31 December 2004	**672 500**

Terms of the options at year-end are as follows:

	Option price R	Number of options granted	Number of options exercisable	Number of options unexercisable
2004				
	10.50	**56 500**	**56 500**	**–**
	12.50	**131 000**	**131 000**	**–**
	28.75	**305 000**	**305 000**	**–**
	37.25	**105 000**	**105 000**	**–**
	18.00	**75 000**	**–**	**75 000**
		672 500	**597 500**	**75 000**
2003				
	10.50	203 300	203 300	
	12.50	456 000	456 000	
	16.75	24 900	24 900	
	18.60	36 000	36 000	
	28.75	460 000	460 000	
	37.25	105 000	105 000	
		1 285 200	1 285 200	

30. Financial instruments

30.1 Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts.

Trade import and export exposures are hedged using forward exchange contracts.

Material forward exchange contracts relating to specific balance sheet items at 31 December are summarised below:

	Foreign amount USDm	Contract value Rm	Gain/(loss) recognised in Income Statement Rm
2004			
Exports	**32**	**188**	**5**
Imports	**3**	**17**	**(1)**
2003			
Exports	20	129	(2)
Imports	6	42	(1)

30.2 Interest rate risk management

The Group is exposed to interest rate risk as it borrows funds at floating interest rates. The risk is managed and at the end of the interest rate downward cycle an appropriate portion of borrowings will be transferred to fixed rates.

30.3 Maturity profile of financial instruments

	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	>5 years Rm	Total Rm
2004					
Assets					
Available-for-sale investments	**–**	**350**	**4**	**300**	**654**
Investments held-for-sale	**350**	**–**	**–**	**–**	**350**
Investments held-to-maturity	**50**	**–**	**–**	**–**	**50**
Trade and other receivables	**358**	**–**	**–**	**–**	**358**
Cash and cash equivalents	**586**	**–**	**–**	**–**	**586**
Liabilities					
Interest bearing borrowings	**97**	**93**	**18**	**4**	**212**
Trade and other accounts payable	**633**	**–**	**–**	**–**	**633**
2003					
Assets					
Available-for-sale investments	–	308	304	300	912
Trade and other accounts receivable	425	–	–	–	425
Cash and cash equivalents	188	–	–	–	188
Liabilities					
Interest bearing borrowings	415	145	30	21	611
Trade and other accounts payable	578	–	–	–	578

30. Financial instruments (continued)

30.4 Credit risk management

Credit risk relates to potential exposure on cash and cash equivalents, investments and trade receivables. The Group limits its exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The Group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions are spread amongst approved counterparties. The credit risk on liquid funds is limited because the counterparties are Anglo American plc group companies and banks with high credit ratings assigned by international credit-rating agencies.

Trade accounts receivable consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and letters of credit on credit guarantee cover is purchased in most cases.

30.5 Liquidity risk management

The Group manages liquidity risk by maintaining adequate banking facilities and reserve borrowing facilities by continously monitoring forecast and actual cash flows.

31. Subsequent events

On 7 January 2005, 3 866 666 Acerinox, S.A. shares whose lock-up had expired on 5 January 2005 were sold. The price achieved was €11.20 per share. The net proceeds to Highveld amounted to €43.3 million.

The remaining 3 866 666 shares have been hedged at an average rate of €11.5011 per share. Highveld remains exposed to currency movements on the Euro proceeds accruing in 2007.

Shareholders' analysis

as at year ended 31 December

Shareholder spread	Number of shareholders in South Africa		Number of shareholders outside South Africa		Total shareholders	
	Number	%	Number	%	Number	%
Shareholder type						
Public						
Certificated	717	37.86	50	2.64	767	40.50
Electronic	1 067	56.34	59	3.11	1 126	59.45
Non-public						
Anglo South Africa Capital (Proprietary) Limited (being the only shareholder interested in 10 per cent or more of securities as per the JSE Listings Requirements)	1	0.05	–	–	1	0.05
Total	1 785	94.25	109	5.75	1 894	100.00

List of major shareholders having a direct or indirect beneficial interest in 5% or more of the Corporation's issued shares	Shares	%
Anglo South Africa Capital (Proprietary) Limited (The ultimate holding company is Anglo American plc)	78 342 388	79.49

Ordinary share performance on the Johannesburg Securities Exchange South Africa

for the years ended 31 December

	2004	2003	2002	2001	2000
Market price per share (cents)					
– year-end	**4 800**	1 530	1 735	1 600	1 350
– highest	**5 000**	1 800	1 950	1 850	2 750
– lowest	**1 456**	1 200	1 550	1 170	1 180
Number of ordinary shares in issue ('000)	**98 553**	97 914	97 736	97 591	97 558
Number of deals recorded	**4 127**	1 259	1 448	1 790	2 584
Volume of shares traded ('000)	**14 316**	6 453	13 569	11 964	13 400
Volume of shares traded as a percentage of total issued shares (%)	**14.53**	6.59	13.88	12.26	13.74
Earnings yield (%)*	**18.02**	3.59	14.89	1.61	8.79
Dividend yield (%)*	**9.17**	1.31	7.78	0.94	3.70
Price: Earnings ratio*	**5.45**	27.81	6.71	61.77	11.38

**Based on year-end price, headline earnings and dividends attributable to calendar profits*

Interest in subsidiaries

for the years ended 31 December

Unlisted subsidiary companies		Issued share capital	Percentage holding	Cost of investment R	Loans and current accounts R
Hochvanadium Holding AG	**2004**	**10 000**	**100**	**505 825**	**(35 012)**
	2003	10 000	100	505 825	(35 012)

The loan from Hochvanadium Holding AG is unsecured and interest-free. Hochvanadium Holding AG is incorporated in Austria.

Joint ventures		Percentage share	Cost of investment R	Net loans and current accounts R
Ferroveld	**2004**	**50**	**25 000**	**1 438 441**
	2003	50	25 000	(1 406 663)
South African Japan Vanadium (Proprietary) Limited	**2004**	**50**	**15 000 000**	**(12 286 283)**
	2003	50	15 000 000	46 195 176

The joint ventures have been accounted for on a proportionate consolidation basis.

Ferroveld is a jointly controlled operation, and South Africa Japan Vanadium (Proprietary) Limited is a jointly controlled entity which is proportionately consolidated into the Group.

Other investments		Number of shares held	Percentage holding	Cost of investment less amounts written off R
VRB Power Systems Inc. (Canada)*	**2004**	**892 710**	**0.97**	**1 020 314**
(Previously Vanteck Technology Corporation)	2003	892 710	2.73	1 020 314
Acerinox, S.A. (Spain)**	**2004**	**7 733 332**	**2.94**	**533 333 333**
	2003	1 933 333	2.97	533 333 333
Columbus Stainless (Proprietary) Limited	**2004**	**1 770**	**12.00**	**300 000 000**
	2003	1 770	12.00	300 000 000
Total	**2004**			**834 353 647**
	2003			834 353 647

**Investment held in Hochvanadium Holdings AG, Austria*

***During 2004 Acerinox, S.A. exercised a four-for-one split of its issued share capital*

I Notice of meeting I

Notice is hereby given that the forty-fourth annual general meeting of members of Highveld Steel and Vanadium Corporation Limited will be held at the AGM room, 44 Main Street, Johannesburg, on 6 May 2005 at 11:00 to conduct the following business:

1. To receive and consider the annual financial statements for the financial year ended 31 December 2004. The auditors' opinion is available for inspection at the Corporation's registered address.

2. To appoint Deloitte & Touche as auditors of the Corporation to hold office until the conclusion of the next annual general meeting.

3. To elect directors in accordance with the provisions of the Corporation's Articles of Association. Details of the directors standing for re-election are set out on pages 39 and 41 of this Annual Report.

4. To consider and, if deemed fit, to pass, with or without modification, the following resolution, the reasons for which are stated in the directors' report, as an ordinary resolution:

"That the directors be and they are hereby authorised, subject to the provisions of the JSE Listings Requirements:

To allot and issue, after providing for the requirements of the Share Option Scheme, all or any portion of the remaining unissued ordinary shares of R1 each and the 1 000 000 unissued variable rate redeemable cumulative preference shares of 1 cent each in the capital of the Corporation at such time or times to such person or persons, company or companies, for such consideration and upon such terms and conditions as the directors may from time to time determine."

5. To consider and, if deemed fit, to pass, with or without modification, the following resolution, the reasons for which are stated in the directors' report, as an ordinary resolution:

"That the maximum amount to which the directors are empowered to increase the fees payable in terms of article 73 of the Articles of Association of the Corporation, be increased in the case of each director from R75 000 to R100 000 per annum and in the case of the chairman the additional sum from R40 000 to R50 000 per annum, or such sums as may be determined in the general meeting."

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Corporation. A **Form of proxy** must be lodged with the share transfer secretaries of the Corporation not less than 48 (forty-eight) hours before the time set for the meeting. Completion of a form of proxy will not preclude a member from attending the meeting.

A form of proxy is included in this report.

Shareholders who have already dematerialised their shares must use the attached **Voting instruction form** for the purpose of advising their Central Securities Depository Participant ("CSDP") or broker of their voting instructions. If however such shareholders wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

By order of the Board

Highveld Steel and Vanadium Corporation Limited



Ms A Diener
Company Secretary

Witbank
16 March 2005

Business address
Highveld Steel and Vanadium Works
Old Pretoria Main Road
Witbank, Mpumalanga

Postal address
PO Box 111
Witbank 1035

Registered office
Portion 29 of the farm
Schoongezicht no. 308 JS
Witbank, Mpumalanga

Share transfer secretaries
Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street
Johannesburg 2001

Shareholders' diary

Financial year-end	31 December
Financial statements – publication dates:	
– Annual profit announcement and distributions to shareholders	8 February 2005
– Annual financial statements	24 March 2005
Annual General Meeting	6 May 2005
Interim report	August 2005

Distributions to shareholders

		Financial year 2004
Final	Approved	8 February 2005
	Payable	7 March 2005

		Financial year 2005
Interim	To be approved	August 2005
	Payable	September 2005

Form of proxy

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1960/001900/06)
Share code: HVL
ISIN: ZAE000003422
("the Corporation")

ANGLO AMERICAN

I/We _______________ *(name in block letters)*

of _______________ *(address in block letters)*

being (a) member(s) of Highveld Steel and Vanadium Corporation Limited,

do hereby appoint _______________

of _______________

or failing him/her _______________

of _______________

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and vote on my/our behalf at the annual general meeting of members to be held on Friday, 6 May 2005 at 11:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:

Please indicate how you wish your proxy to vote by placing a cross in the box which applies:

	For	Against	Abstain
1. Adoption of Annual Financial Statements			
2. Appointment of auditors			
3. Election of directors			
DD Barber			
I Botha			
L Boyd			
CB Brayshaw			
GG Gomwe			
TE Jones			
DR Motsepe			
AJ Pienaar			
4. Placing of unissued shares under the control of the directors			
5. Increase of maxima of directors' and chairman's fees in terms of article 73 of the Articles of Association			

Notes to the form of proxy

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Corporation.

2. Every person present and entitled to vote at the annual general meeting as a member or as a proxy or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every ordinary share shall have one vote.

3. Please indicate with an "X" in the appropriate spaces overleaf how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

Instructions on signing and lodging the form of proxy

1. *A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction* must be initialled by the signatory/ies.

2. The chairman of the meeting shall be entitled to decline to accept the authority of a person signing the proxy form

   (a) under a power of attorney; or

   (b) on behalf of a company

   unless that person's power of attorney or authority is deposited at the offices of the Corporation's share transfer secretaries not less than 48 (forty-eight) hours before the meeting together with the form of proxy.

3. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose.

4. When there are joint holders of shares, any one holder may sign the form of proxy.

5. The completion and lodging of this form of proxy will not preclude the member who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

6. Completed forms of proxy should be returned to the Corporation's share transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107), South Africa, so as to reach them not later than 48 (forty-eight) hours before the time set for the holding of the meeting.

Voting instruction form

Only for use by shareholders who have dematerialised their Highveld shares


HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1960/001900/06)
Share code: HVL
ISIN: ZAE000003422
("the Corporation")


ANGLO
AMERICAN

For use in respect of the Annual General Meeting to be held at 11:00 on Friday, 6 May 2005, in the AGM room at 44 Main Street, Johannesburg 2001.

Shareholders who have already dematerialised their shares may use this form to advise their CSDP or broker of their voting instructions on the proposed resolution in the spaces provided below. However, should such shareholders wish to attend the Annual General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

I/We

being (a) shareholder(s) of the Corporation who has/have dematerialised my/our shares in Highveld do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting of Highveld to be held at 11:00 on Friday, 6 May 2005.

VOTING INSTRUCTION

	For	Against	Abstain
Ordinary resolution number 1			
Ordinary resolution number 2			
Ordinary resolution number 3			
DD Barber			
I Botha			
L Boyd			
CB Brayshaw			
GG Gomwe			
TE Jones			
DR Motsepe			
AJ Pienaar			
Ordinary resolution number 4			
Ordinary resolution number 5			

1. Please indicate in the appropriate spaces above the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not be exercised nor need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be initialled by the signatory.
4. When there are joint holders of shares, any one holder may sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the CSDP or broker through which the Highveld shares have been dematerialised to reach their offices by not later than 11:00 on 4 May 2005.

Signed at ______________________ **on** ______________________ **2005**



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